ANNUAL INFORMATION FORM

For the year ended December 31, 2022

Dated as of March 10, 2023

FORWARD LOOKING STATEMENTS

This Annual Information Form of SilverCrest Metals Inc. (the "Company" or "SilverCrest") contains "forward-looking statements" within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including gold and silver production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; the success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; mine operation activities; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting and the development and advancement of the Company's ESG (as defined below) strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of gold and silver; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; and mining operational and development risks. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: fluctuations in the price of gold and silver; the impact of the Ukraine-Russia conflict on  supply chains and pricing and availability of commodities; timing and content of work programs; interest rate risks; global market conditions; fluctuations in the Company's share prices; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; the effects of climate change; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including the impact on operations of health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; fluctuations in the foreign exchange rate (particularly the Mexican peso, Canadian dollar and United States dollar); risks associated with taxation in multiple jurisdictions; uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; risks associated with the Credit Facility (defined below); uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; operational, health and safety risks; infrastructure risks; risks associated with costs of reclamation;  development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this Annual Information Form if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE TO US INVESTORS

This Annual Information Form includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource and Reserve information included in this Annual Information Form may not be comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

1. GENERAL

1.1 Date of Information

All information in this Annual Information Form is as of March 10, 2023, unless otherwise indicated, and the information contained herein is current as of such date, unless otherwise stated.

1.2 Conversion Table

All data and information are presented in metric units. In this Annual Information Form, the following conversion factors were used:

2.47 acres	=	1 hectare	0.4047 hectares	=	1 acre
3.28 feet	=	1 metre	0.3048 metres	=	1 foot
0.62 miles	=	1 kilometre	1.609 kilometres	=	1 mile
0.032 ounces (troy)	=	1 gram	31.103 grams	=	1 ounce (troy)
1.102 tons (short)	=	1 tonne	0.907 tonnes	=	1 ton
0.029 ounces/ton	=	1 gram/tonne	34.286 grams/tonne	=	1 ounce/ton
1 ppm	=	1 gram/tonne
1 ounce/ton	=	34.286 ppm
1%	=	10,000 ppm

1.3 Technical Abbreviations

Ag	silver	NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects
AgEq	silver equivalent(1)	NSR	net smelter returns
Au	gold	oz	ounce(s)
cm	centimetres	Pb	Lead
Cu	copper	RC	reverse circulation
g	grams	t	Tonne
gpt	grams per tonne	tpd	tonnes per day
km	kilometres
kt	kilotonne

(1) AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1.

1.4 Currency

All dollar ($) amounts stated in this Annual Information Form refer to United States dollars ($ or US$) unless Canadian dollars (C$) are indicated. On March 10, 2023, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3807 (C$1.00 = US$0.7243). On December 30, 2022, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3544 (C$1.00 = US$0.7383).

1.5 Qualified Persons

N. Eric Fier, CPG, P. Eng, is a "qualified person" within the meaning of NI 43-101, and has reviewed and approved the scientific and technical information relating to the Company's mineral properties disclosed in this Annual Information Form. Mr. Fier is the Chief Executive Officer and a director of SilverCrest. Other qualified persons are responsible for the technical and scientific information contained in the technical reports incorporated by reference in this Annual Information Form. See "Interests of Experts - Names of Experts".

2. CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

SilverCrest Metals Inc. was incorporated under the name "1040669 B.C. Ltd." under the Business Corporations Act (British Columbia) ("BCBCA") on June 23, 2015. The Notice of Articles of the Company was subsequently amended on August 11, 2015, to change the name of the Company to "SilverCrest Metals Inc.". Upon the Company's incorporation on June 23, 2015, the Company was a wholly owned subsidiary of SilverCrest Mines Inc. ("SilverCrest Mines"). The Company was established as part of an arrangement (the "Arrangement") completed under the BCBCA on October 1, 2015, pursuant to which First Majestic Silver Corp. ("First Majestic") acquired SilverCrest Mines after the Company was spun off from SilverCrest Mines to the former shareholders of SilverCrest Mines. The Arrangement resulted in the Company holding title to various exploration properties located in Mexico that were formerly held by SilverCrest Mines.  The common shares of the Company (the "Common Shares") commenced trading on the TSX Venture Exchange ("TSX-V") on October 9, 2015 and were listed on the NYSE American ("NYSE") on August 21, 2018. The Common Shares commenced trading on the Toronto Stock Exchange ("TSX") on August 29, 2019, and were concurrently delisted from the TSX-V.

The head office of the Company is located at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.  The registered office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4.

2.2 Intercorporate Relationships

Subsidiary	Location	Ownership	Principal activity
NorCrest Metals Inc. ("NorCrest")	Canada	100%	Holding Company
Compañía Minera La Llamarada, S.A. de C.V. ("La Llamarada")	Mexico	100%	Exploration and production

3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Overview

SilverCrest is a Canadian-based precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas. The Company's principal focus is operating its Las Chispas Mine ("Las Chispas" or the "Las Chispas Project" or the "Las Chispas Mine"), which is located approximately 180 km northeast of Hermosillo, Sonora, Mexico. Las Chispas is in a prolific mining area with nearby precious metal producers, consisting of 28 concessions and approximately 1,401 hectares. During Q1, 2021, the Company filed the Las Chispas 2021 Feasibility Study (defined below) and began mine construction. Startup of processing at Las Chispas occurred in Q2, 2022 and commercial production was declared in November 2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico, comprised of El Picacho property, Cruz de Mayo property, Angel de Plata property and Estacion Llano property.

The Company's Common Shares are currently traded on the TSX under the symbol "SIL" and on the NYSE under the symbol "SILV".

3.2 Three Year History

2020

Las Chispas

During 2020, the Company completed approximately 173,000 metres of in-fill and expansion drilling and 6.1 km of underground decline development and in-vein drifting despite the temporary suspension of exploration activities due to COVID-19 (see below). The Company also stockpiled an additional estimated 26 kt of mineralized material. The total stockpile at 2020 year end (excluding historic stockpiles) was estimated to be 52 kt at a diluted grade of 7.0 gpt Au and 587 gpt Ag, or 1,192 gpt AgEq (86.9:1, Ag:Au). Other Las Chispas site activities, during 2020, included earthworks, the building of the administration and warehouse facilities, communication system, water pumping station and initial construction of a temporary quarantined COVID-19 camp.

Drilling and assay data information received by the Company up to and including the cut-off date of October 16, 2020, were incorporated into a Mineral Resource Estimate included in the 2021 Feasibility Study (defined below), filed on February 2, 2021 (refer to section 4.4.1 - Las Chispas Project).

In compliance with COVID-19 related directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020. Exploration activities resumed on May 19, 2020, in accordance with all health-related directives issued by the Mexican government and following strict COVID-19 protocols. In May 2020, the Company installed a fully confined temporary camp with a capacity for 160 essential persons to continue its exploration, underground development, and construction of early works with the objective of limiting potential exposure of personnel and nearby communities to the virus.

In Q4 2020, purchase orders were placed for the installation of a multi-phased temporary isolated (COVID-19 related) construction camp at Las Chispas. In Q4 2020, the permit for the main road upgrade and access bridge construction was received.

On December 31, 2020, the Company's subsidiary entered into an engineering, procurement and construction ("EPC") contract with Ausenco Engineering Canada Inc. and its affiliate (together as "Ausenco") to construct a 1,250 tonne per day process plant at the Las Chispas Project. The EPC contract had a fixed price of $76.5 million and at December 31, 2020, the Company had incurred $23.2 million in costs for detailed engineering work, long lead orders and an initial mobilization payment. As such, at December 31, 2020, the Company's remaining commitment to Ausenco on the EPC contract was $53.3 million. The Company's Board of Directors had approved for the Company's entry into this EPC on December 29, 2020, and as such effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated based on the substantial amount of work that had been completed, at that time. Accordingly, the Company transferred the capitalized costs of the Las Chispas Project from exploration and evaluation assets to mineral property and began to capitalize development costs.

Other Properties

During 2020, the Company acquired El Picacho property ("Picacho"), a historic gold and silver producing property located approximately 40 km northeast of Las Chispas in Sonora, Mexico, from American Metal Mining, S.A. de C.V. and an affiliate for $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions. In Q4 2020, the Company received all access rights and necessary drill permits (five-year license) for Picacho and drilled 5,800 metres and incurred approximately $608,000 in total exploration expenditures to December 31, 2020.

Financings

On January 10, 2020, the Company completed a private placement with SSR Mining of 1,819,074 Common Shares at a price of C$7.28 per Common Share for gross proceeds of $9.8 million (C$13.2 million). This resulted from SSR Mining exercising its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

On April 17, 2020, the Company completed a non-brokered private placement of 13,465,001 Common Shares at a price of C$7.50 per Common Share for gross proceeds of $75.3 million (C$101.0 million).

On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 Common Shares at a price of C$7.50 per Common Share for gross proceeds of $20.1 million (C$27.0 million). This resulted from SSR Mining exercising its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding Common Shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018.

On May 14, 2020, SSR Mining issued a news release announcing that it had sold its SilverCrest equity position and no longer held any Common Shares of the Company. As a result, SSR Mining's equity participation right pursuant to the agreement between the Company and SSR Mining dated November 28, 2018 expired.

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus.

On December 31, 2020, NorCrest (as borrower), and the Company, La Llamarada and other subsidiaries (as guarantors), and RK Mine Finance Bermuda 4 Limited (as lender) entered into a credit agreement (the "2020 Credit Facility") in the amount of $120 million. On closing of the 2020 Credit Facility on December 31, 2020, NorCrest drew down $30 million. Subsequent drawdowns under the 2020 Credit Facility were available upon satisfaction of certain customary conditions precedent, but were not tied to any construction milestones. There were no hedges, offtake agreements or warrants required as part of the 2020 Credit Facility. The amounts borrowed under the 2020 Credit Facility had a maturity date of December 31, 2024. The Company was allowed to voluntarily prepay amounts owing under the 2020 Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). The 2020 Credit Facility had an availability period of up to 20 months if: (a) 50% or greater of the 2020 Credit Facility is drawn by August 31, 2021 (with the commitment to draw provided by June 30, 2021) (drawn during 2020 and 2021), and (b) 75% or greater of the 2020 Credit Facility is drawn by December 31, 2021 (drawn during 2020 and 2021). Interest under the 2020 Credit Facility was payable at a rate of 6.95% plus the greater of: (i) 3-month London Interbank Offered Rate (or agreed upon equivalent) and (ii) 1.5% and was payable quarterly, with a Company option to accrue during the availability period. Up to $30 million of the 2020 Credit Facility could be used for exploration and acquisitions within Sonora, Mexico.

2021

Las Chispas

During Q1, 2021, the Company announced positive results from its 2021 Feasibility Study (defined below), filed on February 2, 2021 (refer to section 4.4.1 - Las Chispas Project) and commenced project construction. At the end of 2021, overall construction progress at Las Chispas was ahead of schedule and was 86.2% complete compared to a scheduled completion of 79.3%. During 2021, the Company committed 75.2% ($103.6 million) of the $137.7 million 2021 Feasibility Study capital cost estimate. Of the remaining capital to be incurred in 2022, 20.7% was related to the Ausenco fixed price EPC contract for process plant construction and 14.7% was unused contingency.

At the end of 2021, SilverCrest completed a total of 17.5 km of underground development since 2019. Approximately 1.8 km of additional development occurred in 2021 beyond the 2021 Feasibility Study life of mine ("LOM") plan. During 2021, the Company stockpiled an estimated 33 kt of mineralized material. The total stockpile at 2021 year end (excluding historic stockpiles) was estimated to be 85 kt with grades in-line with the 2021 Feasibility Study Mineral Reserves.

During H1, 2021, the Company completed construction of a new 513 single occupancy room camp. This fully confined camp allowed SilverCrest to continue its exploration, underground development, and construction with the objective of limiting potential exposure of personnel and nearby communities to the COVID-19 virus. Before entering the confined camp, all persons were quarantined prior to being tested for COVID-19 (real time polymerase chain reaction ("rRT-PCR") test) and following receipt of negative tests, were transported to site using strict protocols. Once on site, all appropriate COVID-19 related protocols were enforced including additional on site COVID-19 rRT-PCR testing when deemed appropriate. SilverCrest's strict COVID-19 protocols, including its confined camp, resulted in no delays due to COVID-19 or any other reason in 2021 and also resulted in additional benefits in productivity.

During 2021, the Company completed approximately 114,000 metres of drilling, which predominantly focused on infill drilling of inferred resources to support conversion to indicated resources for potential conversion to mineral reserves.

Other Properties

During 2021, the Company completed approximately 80,700 metres of drilling at Picacho and incurred approximately $10.0 million in total exploration expenditures. Please refer to the Company's news release dated February 24, 2021 for the initial drill results for Picacho.

Financings

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 Common Shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus (refer to section 3.2 - Three Year History - 2020).

The Company made drawdowns of $30.0 million on both August 31, 2021 and December 30, 2021 on its $120.0 million 2020 Credit Facility (refer to section 3.2 - Three Year History - 2020).

2022

Las Chispas

In late May 2022, the Company completed construction at Las Chispas on time and under budget and commenced commissioning. Since commissioning, the Las Chispas processing plant has performed in-line or ahead of the 2021 Feasibility Study expectations on operating metrics. The Company declared commercial production, effective November 1, 2022.

From the start of commissioning in June 2022 to the end of 2022, the Company processed approximately 188 kt of ore1 at a grade of 3.05 gpt Au and 312 gpt Ag, or 577 gpt AgEq, compared to the 2021 Feasibility Study plan of 2.53 gpt Au and 254 gpt Ag, or 474 gpt AgEq. Metallurgical recoveries in 2022 were 96.5% for Au and 92.5% for Ag, or 94.4% AgEq (AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1).

In 2022, recovered metal totaled 17,768 oz Au and 1.74 million oz Ag, or 3.29 million oz AgEq which compared to the 2021 Feasibility Study of 12,249 oz Au and 1.18 million oz Ag, or 2.25 million oz AgEq. A total of 15,041 oz Au and 1.44 million oz Ag, or 2.75 million oz AgEq have been produced in 2022, which compares to the 2021 Feasibility Study plan of 10,449 oz Au and 1.00 million oz Ag, or 1.91 million oz AgEq.

Of the metal produced, the Company sold approximately 11,400 ounces of gold for $19.7 million and 1.1 million ounces of silver for $23.8 million.

In 2022, an additional 8.0 km of underground development was completed at the Las Chispas Mine. The average mining rate for Q4, 2022 was 700 tpd, below the 2021 Feasibility Study estimate of 750 tpd, but in line with the Company's revised guidance of 600 to 700 tpd (see news release dated September 14, 2022).

A total of an estimated 201 kt of ore were mined from development and stoping activities in 2022, below the 2021 Feasibility Study projection of an estimated 214 kt. The variance was a result of lower productivity in resue mining stopes due to safety concerns and narrower vein widths in some areas. Long hole mining has progressed well and has achieved production and dilution rates as set out in the 2021 Feasibility Study.

At the end of 2022, total ore stockpiles (including historic stockpiles) were estimated at 261 kt. Stockpiles built prior to the construction decision being made at the end of 2021 were previously expensed (as per the Company’s exploration and evaluation policy) and, as a result, the stockpiles carry a lower carried cost. It is expected that stockpiles will continue to represent a notable component of process plant feed through 2024, which will support financial de-risking.

Other Properties

During 2022, the Company completed approximately 26,200 metres of drilling at Picacho and incurred an estimated $5.4 million in total exploration expenditures. Picacho exploration focused on exploration and infill drilling.  Please refer to the Company's news release dated April 13, 2022 for drill results for Picacho.

________________________________________________
1The Company defines ore as mineralized material or feed material with economic value to be processed.

Financings

On November 29, 2022, the Company refinanced its $120 million 2020 Credit Facility, of which only $90 million had been drawn, with a new $120 million credit facility (the "Credit Facility") through a syndicate of lenders comprised of The Bank of Nova Scotia and Bank of Montreal. The Credit Facility includes a $50 million term facility ("Term Facility") and a $70 million revolving facility ("Revolving Facility"). On closing of the Credit Facility, the Company fully drew the $50 million Term Facility and used $40 million of its cash balance to repay the 2020 Credit Facility, which was with an affiliate of RK Mine Finance. The Revolving Facility of $70 million will be available to the Company until November 27, 2026 for general corporate purposes and working capital. On closing of the Credit Facility and repayment of the 2020 Credit Facility, the Company had an estimated cash balance of $50 million, total debt of $50 million and undrawn Revolving Facility of $70 million. The Term Facility has a 3-year term with a maturity date of November 28, 2025.  The Revolving Facility has a 4-year term with a maturity date of November 27, 2026.  Both the Term Facility and Revolving Facility bear interest at a rate based initially on an adjusted Term secured overnight financing rate as administered by the Federal Reserve Bank of New York ("SOFR"), plus an applicable margin ranging from 2.50% to 3.75% which Term SOFR margin has been set at 3.00% until June 30, 2023.  The undrawn portion of the Revolving Facility is subject to a standby fee ranging from 0.5625% to 0.8428% per annum.  All debts under the Credit Facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and NorCrest and pledges of the securities of the Company's subsidiaries. The Credit Facility includes certain covenants that are calculated and reported each fiscal quarter. As at December 31, 2022, the Company was in compliance with all covenants.

3.3 Significant Acquisitions

The Company has not made any significant acquisitions since it became a reporting issuer.

4. DESCRIPTION OF BUSINESS

4.1 General

The Business of the Company

The Company is a Canadian-based precious metals producer with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. 2022 was a construction and ramp-up year at Las Chispas, with construction of the processing plant completed and commissioning undertaken in late May 2022. The Company declared commercial production for the Las Chispas Mine on November 1, 2022. For a summary of the activities at Las Chispas, see "General Development of the Business - Three Year History".

Production

The Company started the processing plant in late May 2022. Gold and silver doré produced at Las Chispas requires further refining by third-party refiners before being provided to the market as bullion.  The Company currently has a refinery agreement with a refiner in North America, and precious metals trading accounts with the refiner and two other bullion traders.  Gold and silver doré can be readily sold on many markets throughout the world and the market price can be ascertained on demand. The market prices of gold and silver are key drivers of the Company's profitability. The prices of gold and silver can fluctuate widely and are affected by a number of macroeconomic factors, including global or regional consumption patterns, the supply of and demand for gold and silver, and political and economic conditions of major gold and silver producing and consuming countries throughout the world.

From the gold and silver doré produced at Las Chispas in 2022, the Company sold approximately 11,400 ounces of gold for $19.7 million (accounting for approximately 45% of the Company's revenue in 2022) and 1.1 million ounces of silver for $23.8 million (accounting for approximately 55% of the Company's revenue in 2022) to two customers.

Specialized Skill and Knowledge

Most aspects of the Company's business require specialized skills and knowledge in geology, exploration, development, construction, mineral production, accounting and capital markets.  The Company has a number of executive officers and employees with extensive experience in mining, geology, metallurgy, exploration and development in Mexico and other parts of the Americas and elsewhere, as well as executive officers and employees with relevant accounting and capital markets experience. The Company's business depends upon these skilled and experienced personnel. See "Risk Factors" for further details.

Competitive Conditions

The Company competes with other precious metal mining companies in the acquisition, exploration, financing and development of new properties and projects in North America and the recruitment and retention of qualified personnel that can find, develop and mine such mineral properties. Since inception of the Company in 2015, SilverCrest has successfully grown from being an exploration company, to a development company in 2021 and to an operating company with its producing Las Chispas Mine in 2022. As a relatively new operating company, many other larger mining companies have greater financial resources and economies of scale for, among other things, exploration, development and operational activities, corporate and business development, and the recruitment and retention of qualified personnel. See "Risk Factors" for further details.

Environmental Protection

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time, including requirements for closure and reclamation of mining properties.

In all jurisdictions where the Company operates, specific statutory and regulatory requirements and standards must be met throughout the exploration, development and operations stages of a mining property including, but not limited to, air quality, water quality, fisheries and wildlife protection, solid and hazardous waste management and disposal, noise, land use and reclamation.

The financial and operational effect of environmental protection requirements on the capital expenditures and earnings of the Company's mineral properties are not significantly different than that of similar sized mines in the same jurisdiction of Mexico, and therefore should not have a negative effect on the Company's competitive position in the future.

The Company has a reclamation obligation at its Las Chispas Mine, and the present value of this obligation as at December 31, 2022, was estimated to be $4.6 million.

Employees

At the end of 2022, the Company and its subsidiaries have an aggregate of approximately 25 full-time personnel based in Canada and an estimated 350 unionized and non-unionized employees based in Sonora, Mexico. All management functions of the Company are performed by the executive officers of the Company, either directly or through their consulting companies.

Foreign Operations

The Company's activities are currently focused on the operations of the Las Chispas Mine located in Sonora, Mexico, which exposes it to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. Operating in Mexico, an emerging economy, has certain risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.  See "Risk Factors".

Intangibles, Cycles and Changes to Contracts

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this Annual Information Form, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

The Company has entered various contracts necessary for operating the Las Chispas Mine. These contracts include, but are not limited to, contracts for underground mining, drilling, explosives, power, supply of consumables, catering, security, personnel transportation and refining. These contracts are reviewed and negotiated periodically to ensure they remain competitive and aligned within industry norms for projects in similar settings in Mexico.

4.2 Risk Factors

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time.  While it is not possible to eliminate all of the risks inherent in the mining business, the Company strives to manage these risks to the greatest extent possible, to ensure that its assets are protected.

Activities of the Company may be impacted by public health crises.

The Company's business could be significantly adversely affected by the outbreak of epidemics or pandemics or other health crises, including any outbreak of additional strains of COVID-19. Global reactions to the spread of COVID‐19 led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity.  Although quarantines have been lifted in many jurisdictions and vaccination programs have been implemented, countries globally continue to experience negative impacts as the result of COVID-19.  The duration of related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.  Such public health crises can adversely impact the Company's operations and result in volatility and disruptions in supply and demand for gold and silver, as well as declining trade and market sentiment, all of which can affect commodity prices, interest rates, share prices and inflation.

The continued spread of COVID‐19 globally and other future public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties.  Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

The Company continues to monitor the evolution of the COVID-19 pandemic and applies operational and safety procedures in accordance with guidelines outlined in the jurisdictions in which it operates.  As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact of COVID-19 on the Company's operations, exploration and development activities cannot be reasonably estimated with a high level of certainty. A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.

The Company's business may be impacted by the Ukraine-Russia conflict.

As the conflict in Ukraine continues to develop, the Company's business could be materially adversely affected by increased commodity prices and supply-chain disruptions. Oil and gas prices have increased rapidly due to the ongoing conflict and the escalating sanctions threatened or imposed by several nations against Russia and Russian oil and gas exports have added to global uncertainty. In the event that the Ukraine-Russia conflict escalates and expands to other nations, such a shift in the conflict could result in a global economic downturn that could adversely affect the Company's business. The Company cannot accurately predict the impact that the ongoing conflict in Ukraine will have on its financial position or operations.

Interest rate risk

Increases to benchmark interest rates may have an impact on the Company's cost of borrowing under the Credit Facility and any debt  financing  the  Company  may  negotiate,  resulting  in  reduced  amounts  available  to  fund  the  Company's exploration,  development  and  production  activities  and could negatively impact the market price of its Common Shares and/or the price of gold or silver, which could have a material adverse effect on the Company's operations and financial condition.

The Company's production, development and cost estimates may vary and/or not be achieved.

The Las Chispas 2021 Feasibility Study contains estimates of future production, development plans, operating and capital costs and other economic and technical estimates relating to Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within the Company's control. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of mineral recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations of the Company.  Factors that may impact production cost include, but are not limited to: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mine failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, wildfires, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations; labour shortages or strikes; epidemics, pandemics and public health emergencies, including those related to the recent outbreak of COVID-19; high rates of inflation; civil disobedience and protests; and restrictions (including changes to the taxation regime) or regulations imposed by governmental or regulatory authorities, including permitting and environmental regulations, or other changes in the regulatory environments. Failure to achieve estimates or material increases in costs could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

Global market conditions may impact the mining sector.

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic and the Ukraine-Russia conflict. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company's share price is substantially volatile.

The market prices for the securities of mineral exploration and production companies, including the Company's securities, have historically been highly volatile. The market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company's business, certain factors, such as announcements and the public's reaction, the Company's operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of resources, government regulations, changes in recommendations by research analysts who track the Company's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, acquisitions or sales, equity financings by the Company, the arrival or departure of key personnel and the risk factors described in this Annual Information Form can have an adverse impact on the market price of the Company's Common Shares.

In addition, the global stock markets and prices for shares of mineral exploration and production companies have experienced volatility that often has been unrelated to the operating performance of such companies.  The market and industry fluctuations may adversely affect the market price of the Company's Common Shares, regardless of the Company's operating performance.

Precious metal prices are subject to wide fluctuations.

The Company's revenue is primarily dependent on the sale of gold and silver and movements in the spot price of gold or silver may have a direct and immediate impact on the Company's income.  The profitability of any future precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, the rates of investment return in broad financial markets, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Company not receiving adequate returns on invested capital or the Company's investments in its mineral properties not retaining their respective values. Future production from the Company's mining properties is dependent on metal prices that are adequate to make these properties economic. Declining market prices for precious metals could materially adversely affect the Company's future operations and profitability and may require a reassessment of the feasibility of Las Chispas.

Mineral resource and mineral reserve estimates are based on interpretations and assumptions that may not be accurate.

There are numerous uncertainties inherent in estimating quantities of mineral resource and mineral reserve estimates and grades of mineralization, including many factors beyond the Company's control. In making determinations about whether to advance a project to development, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. Mineral resources, mineral reserves or other mineralization estimates may not be accurate.

Any material changes in mineral resource and mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. Estimates of mineral resource and mineral reserve estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and other precious metals may render portions of the Company's resources uneconomic.

Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, including estimates made in the Las Chispas 2021 Feasibility Study, could have a material adverse effect on the Company's results of operations or financial condition.  There can be no assurance that the mineral recovery rates achieved in small scale tests will be duplicated under on-site conditions or in production scale, or that existing known recoveries will continue.

Uncertainties and risks relating to the Las Chispas 2021 Feasibility Study.

The Las Chispas 2021 Feasibility Study includes estimates of future production, development plans, operating costs and capital costs and other economic and technical estimates for Las Chispas. These estimates are based on a variety of factors and assumptions and there is no assurance that such production plans, costs or other estimates will be achieved. Actual production, costs and financial returns may vary significantly from the estimates depending on a variety of factors, some of which are not within the Company's control. Consequently, there is no certainty that the results set out in the Las Chispas 2021 Feasibility Study will be realized.

There is no assurance that the Company's exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

The business of exploration for minerals and mining involves a high degree of risk. Only a select few properties that are explored are ultimately developed into producing mines. At this time, apart from the mineral resources and reserves defined at Las Chispas and nearby Cruz de Mayo property, the Company does not have any other properties with mineral resources.

Substantial expenditures are required to discover an orebody, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The economics of developing gold, silver and other mineral properties are affected by many factors including the accuracy of estimating mineral resources and reserves, metal recoveries, capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, the proximity and capacity of milling and smelting facilities, the availability and cost of skilled labour, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company is also subject to the risks associated with establishing mining operations including the potential for labour unrest, potential increases in cost structures due to changes in the cost of consumables, and construction and development costs exceeding the Company's forecasted costs. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Depending on the prices of gold, silver or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Mining operations involve hazards and risks.

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards and catastrophes, industrial accidents and explosions, third party accidents, unusual or unexpected geological structures or formations, inaccurate mineral modelling, metallurgical and other processing problems, failure of engineered structures, remote locations and inadequate infrastructure, equipment failure, changes in the costs of consumables, power outages, fires, labour shortages and disruptions (including due to public health issues or strikes), sabotage, floods, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, organized crime, revolution, delays in transportation, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in mineral property exploration and development.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration and development of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, asset write downs, monetary losses, damage to or destruction of mine and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company's financial position.

The Company's property, business interruption, and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry at reasonable terms or at all. In addition, the Company's insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company's business.

The Company is subject to government regulation and failure to comply could have an adverse effect on the Company's operations.

The Company's operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, anti-corruption and anti-bribery statutes, archaeological and cultural preservation, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental entities. The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company's operations and delays in the development of its properties. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company.

Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company's past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well-trained individuals and consultants in jurisdictions in which it does business; however, even with the application of considerable skill, the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

The Company is subject to assessment by taxation authorities in multiple jurisdictions that arise in the ordinary course of business.

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company's specific situation. The Company's business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions. While the Company's management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company's interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or México or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

The Company may not be successful in obtaining and renewing government permits.

IIn the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations.  Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process, or the expiry, revocation or failure by the Company to comply with the terms of any such permits that it has obtained, could adversely impact the Company’s operations and profitability.

The Company's operations are subject to extensive environmental, health and safety regulations.

The Company's operations are subject to extensive laws and regulations governing the protection of the environment, natural resources and human health. These laws address, among other things, emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, reclamation of lands disturbed by mining operations and employee safety and health. The Company is required to obtain governmental permits and, in some instances, may be required to provide bonding under federal or state air, water quality and mine reclamation rules and permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Violations of environmental, health and safety laws may be subject to civil sanctions and, in some cases, criminal sanctions, including the suspension or revocation of permits. While responsible environmental, health and safety stewardship is one of the Company's core values, there can be no assurance that it has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

Under certain environmental laws, the Company could be held jointly and severally liable for removal or remediation of any hazardous substance contamination at its current, former and future properties, at nearby properties, or at other third-party sites where the Company's wastes may have migrated or been disposed. The Company could also be held liable for damages to natural resources resulting from hazardous substance contamination. Additionally, environmental laws in Mexico require that the Company periodically perform environmental impact assessment studies at the Company's mines. The Company cannot guarantee that these studies will not reveal environmental impacts that would require the Company to make significant capital outlays or cause material changes or delays in its intended activities, any of which could adversely affect the Company's business.

There has also been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide were to be adopted in Mexico, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The failure to comply with environmental laws and regulations or liabilities related to hazardous substance contamination could result in project development delays, material financial impacts or other material impacts to the Company's projects and activities, fines, penalties, lawsuits by the government or private parties, or material capital expenditures. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects, and increasing responsibility for companies and their officers, directors and employees. Future changes in these laws or regulations could have a significant adverse impact on some portion of the Company's business, causing the Company to re-evaluate those activities at that time.

Environmental hazards that may have been caused by previous owners or operators may exist on the Company's mineral properties, but are unknown to the Company at present.

The Company's operations may be adversely impacted by the effects of climate change and climate change regulation.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent.

Currently, a number of international and national measures to address or limit emissions are in various phases of discussion or implementation in the countries in which the Company operates. These or future measures could require the Company to reduce its direct emissions or energy use or to incur significant costs for emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the Company's operations. The cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations. The Company could also incur significant costs associated with capital equipment, emission monitoring and reporting and other obligations to comply with applicable requirements.  If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.

As discussed in the Company's Task Force for Climate Related Financial Disclosures report, the Company's operations could also be exposed to a number of physical risks from climate change, such as changes in rainfall rates, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations and mineral processing, could create resource shortages and could damage the Company's property or equipment and increase health and safety risks on the Company's site. Such events or conditions could have other adverse effects on the Company's workforce and on the communities around the Company's mine, such as an increased risk of food insecurity, water scarcity and prevalence of disease. There can be no assurance that efforts to mitigate the risks of climate change will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

The Company operates in foreign jurisdictions and is exposed to various levels of political, economic and other risks.

The Company's operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company's properties and appropriation of assets. Some of the Company's properties are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; changes in royalty regimes, including the elimination of tax exemptions; underdeveloped industrial and economic infrastructure; unenforceability of judgements; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions arising from changes in government and otherwise, currency controls, import and export regulations and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Although the Company strives to maintain good relations with the local communities in Mexico by providing employment opportunities and social services, local opposition to mine development projects could arise in Mexico, and such opposition could be very disruptive. There can be no assurance that such local opposition will not arise with respect to the Company's foreign operations. If the Company were to experience resistance or unrest in connection with its operations, it could have a material adverse effect on its operations and profitability.

To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

The mining industry is very competitive.

The Company competes with other exploration and production companies, some of which are better capitalized, have greater financial resources, operational experience and technical capabilities, or are further advanced in their development or are significantly larger and have access to greater mineral resources than the Company, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it may not be able to grow at the rate it desires, or at all.

The Company's competitors may be able to devote greater resources to the expansion and efficiency of their operations or respond more quickly to new laws and regulations or emerging technologies than the Company. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Replacement of Reserves and Resources

The Company must continually attempt to replace its mineral reserves depleted by production to maintain production levels over the long term. Mineral reserves can be replaced by the development or discovery of additional reserves and/or extension of the life-of-mine at Las Chispas or through acquisition or development of an additional producing mine. Exploration is highly speculative in nature. The Company's exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of the Company's mineral reserves will not be offset by discoveries or acquisitions.  If the Company's mineral reserves are not replaced either by the development of additional mineral reserves and/or additions to mineral reserves, there may be an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

Fluctuations in the price of consumed commodities could adversely impact the Company's operations.

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil and electricity, fluctuate and affect the Company's operations and financial condition. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company's operating costs or the timing and costs of various projects.

Estimates of reclamation and closure costs may vary from the Company's expectations.

Although variable depending on location and the governing authority, land reclamation and mine closure requirements are generally imposed on mining companies in order to minimize long-term effects of land disturbance. Such requirements may include requirements to control dispersion of potentially deleterious effluents, and reasonably re-establish pre-disturbance landforms and vegetation. Over the last several years, such requirements have been changing, with increasing obligations imposed in many jurisdictions.

In order to carry out reclamation and mine closure obligations imposed on the Company in connection with its exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs, including providing the appropriate regulatory authorities with reclamation financial assurance. The amount and nature of the financial assurance are dependent upon a number of factors, including the Company's financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase the Company's costs, making the maintenance and development of existing and new mines less economically feasible. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance the Company is required to post, the Company would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce the Company's cash available for operations and financing activities. There can be no guarantee that the Company will be able to maintain or add to the Company's current level of financial assurance. The Company may not have sufficient capital resources to further supplement the Company's existing security.

The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that the Company is required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have an adverse effect on the Company's financial position and results of operations and may cause the Company to alter the Company's operations.

Lack or delay of necessary infrastructure could adversely affect the Company's operations and profitability.

Mining, including underground mine infrastructure and mine development, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, exploitation or development of the Company's projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company's projects will be commenced or completed on a timely basis, if at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's projects will not be higher than anticipated.  In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company's business, operations and profitability.

Certain rights-of-way ("ROW") have been granted to the Company in respect of power lines that supply power to Las Chispas. While these ROW have not been challenged or contested, there is no guarantee that owners of the property over which the ROW are granted will not contest or challenge these ROW in the future. In the event that these ROW are terminated, the Company's operations at Las Chispas could be adversely affected which may result in production delays and a decrease in profitability.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

The Company may not be able to acquire surface rights to its mineral concessions.

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of the Company's mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest within the Company's mineral concessions that are overlain by significant habitation or industrial users. However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or "Ejidos", and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations. The Company's mineral interests are located on community or private land, and it is necessary to deal with the owners for access and any potential development or exploitation rights. There can be no assurance that the Company will be able to negotiate and acquire surface access rights on terms acceptable to the Company or at all.

The Company may not be able to complete acquisitions it pursues and any completed acquisitions or business arrangements may ultimately not benefit its business.

As part of the Company's business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms.  The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.

The Company may be adversely affected by challenges to property title.

Although the Company receives title opinions for properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. While the mining claims in which the Company has, or has the right to acquire, an interest have been surveyed, the precise location of the boundaries of the claims and ownership of mineral rights in specific tracts of land comprising the claims may be challenged. The Company's mineral concessions may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company's properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Indigenous peoples' title claims may adversely affect the Company's ability to develop its mineral projects.

Some of the Company's properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous peoples'. The presence of community stakeholders may impact the Company's ability to develop or operate its mining properties and projects or to conduct exploration activities. Accordingly, the Company is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Company's current or future mining properties and projects. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company's activities.

Governments in many jurisdictions must consult with, or require the Company to consult with, indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations and permits, pursuant to various international and national laws, codes, resolutions, conventions and guidelines. Consultation and other rights of indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. This may affect the Company's ability to acquire within a reasonable time effective mineral titles, permits or licenses in these jurisdictions, including in some parts of Mexico in which title or other rights are claimed by indigenous peoples', and may affect the timetable and costs of development and operation of the Company's mineral properties in these jurisdictions. In addition, the risk of unforeseen title claims by indigenous peoples' could affect existing operations and development projects. These legal requirements may also affect the Company's ability to expand or transfer existing operations or to develop new projects.

Health and Safety Hazards

Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, contraction of COVID‐19, rock bursts, cave‐ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated and may adversely affect the Company's reputation, business and future operations.

The Company's future success depends on its relationships with the communities in which it operates.

The Company's relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations ("NGOs"), some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company firmly believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts and investments in this respect will mitigate this potential risk.

Reputational damage could adversely affect the Company's operations and profitability.

Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include negative publicity (for example, with respect to the Company's handling of environmental matters or dealings with community groups). The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities. The Company does not ultimately have direct control over how it is perceived by others and reputational damage could adversely affect the Company's operations and profitability.

The Company's exploration, development and mining activities are subject to foreign currency exchange fluctuations which could result in foreign exchange losses.

Exploration, development and mining activities in Canada and Mexico are subject to foreign currency exchange fluctuations. The Credit Facility drawdowns are denominated in U.S. dollars. The majority of corporate costs are denominated in Canadian dollars and the majority of the exploration, development and mining costs of the Company are denominated in U.S. dollars or Mexican pesos. Although timing of refunds cannot be assured, the Company also receives its Mexican value added tax (IVA) refunds in Mexican pesos. At December 31, 2022, the Company had cash reserves in Canadian dollars and U.S. dollars that more than cover the 2023 budgeted expenditure in each of these currencies. As the Company predominately holds U.S. dollars and Canadian dollars, the Company may be exposed to material effects on having to purchase Mexican pesos. Despite all these factors, the Company may suffer losses due to adverse foreign currency fluctuations.

Interest rate and Credit Facility risk

In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Credit Facility is subject to interest rate risk as amounts outstanding are subject to changes based on fluctuations in the SOFR.

Of the $120 million Credit Facility, the Company has drawn down on the $50 million Term Facility. Drawdown of the $70 million Revolving Facility is subject to the Company meeting drawdown conditions.  Failure to meet such conditions or the breach of certain covenants under the Credit Facility could result in the Company being unable to complete additional drawdowns or triggering default provisions under the Credit Facility, requiring early repayment of the amounts drawn down and adversely affecting the Company's financial position and business.

In addition, the Company will be required to make scheduled repayments for the Term Facility commencing in June 2023.  The Company's ability to make scheduled payments depends on the Company's financial condition and operating performance, which are subject to prevailing economic and market conditions.  If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of assets, seek additional debt or equity capital or restructure its indebtedness, which may adversely affect the Company's operations and business.

The Company may require additional financing and future share issuances may adversely impact share price

The Company's current cash and cashflows may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of offerings of equity or debt or the sale of a project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company's common shares and could result in dilution to shareholders with respect to voting power and the interests of shareholders in the net assets of the Company may be diluted.

The Company may be involved in litigation which may have a material adverse impact on the Company's operations and financial condition.

The Company is or may be subject to various claims and legal proceedings, including adverse rulings in current or future litigation against it or its directors or officers. The outcome of these claims may be subject to uncertainty and it is possible that some of these claims may be resolved unfavourably against the Company, which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes reserves for matters that are probable and can be reasonably estimated; however, there can be no assurance that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may be involved in disputes with other parties in the future that may result in litigation, which may have a material adverse impact on the Company's future cash flow, profitability, operations and financial condition.

The Company may be involved in disputes related to its contractual interests in certain properties.

The Company may, from time to time, become a party to agreements pursuant to which it may earn interests in certain properties. Title to such properties may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

The Company may use certain financial instruments that subject it to a number of inherent risks.

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in gold and silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products. Volatility of external factors beyond the Company's control may result in substantial and permanent losses. Furthermore, to adequately reduce these risks to acceptable levels, available investment alternatives may result in limited or no return on these assets and any derivative which may be acquired in an attempt to mitigate these risks may be ineffective.

The Company may not be successful in maintaining internal control over financial reporting.

The Company documents and tests its internal control procedures in order to maintain adequate internal control over its financial reporting and satisfy the requirements of applicable regulations, including Section 404 of the Sarbanes Oxley Act of 2002 (the "Sarbanes Oxley Act") in the United States. The Sarbanes Oxley Act requires, among other things, an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and management may not be able to conclude, on an ongoing basis, that the Company has effective internal control over financial reporting in accordance with applicable regulations. The Company's failure to satisfy the requirements of applicable regulations on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company's financial statements which, in turn, could harm the Company's business and negatively impact the trading price or the market value of the Company's securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause the Company to fail to meet its reporting obligations.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in the Company's acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require the Company to continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful.

The Company may be unable to obtain adequate insurance to cover risks.

The Company's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment, natural phenomena such as inclement weather conditions, fires, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available, subject to certain exclusions (e.g. COVID-19 related disruptions), or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for impact on the environment or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Loss of key personnel could materially affect the Company's operations and financial condition.

Recruiting and retaining qualified personnel, including certain contractors, is critical to the Company's success. The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition exists to attract such persons. As the Company's business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel.  If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the Company's operations could be impaired, which could have an adverse impact on the Company's future cash flows, earnings, financial performance and financial condition.  The lack of availability of qualified personnel may also cause the Company to experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins.

The Company may be subject to potential conflicts of interest with its directors and/or officers.

The directors and officers of the Company may, and in certain cases do, serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company's participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Company will receive priority in all cases.

Enforcement of judgments against the Company or its officers or directors may be difficult.

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and all of its officers are residents of Canada. Six of the seven directors are residents of Canada and one is a resident of Mexico. All of the Company's operating assets are located outside of Canada and the United States.  As a result, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws.  In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian or United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada or the United States, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada or the United States. Further, any payments as a result of judgments obtained in Mexico would be in pesos and service of process in Mexico must be effectuated personally and not by mail.

There are differences in US and Canadian reporting of mineral resources and mineral reserves so that information may not be comparable to US reporting companies.

The Company's mineral resource and mineral reserve estimates are not directly comparable to those made in filings pursuant to SEC requirements applicable to United States domestic companies, as the Company generally reports mineral resources and mineral reserves in accordance with Canadian practices. These practices are different from those used to report mineral resource and mineral reserve estimates in reports and other materials filed with the SEC by United States domestic companies. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Information Form, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

The Company could be subject to indirect anti-corruption and anti-bribery enforcement proceedings that could adversely affect the Company.

The Company's operations are governed by, and involve interactions with, various levels of government in foreign countries. The Company is required to comply with anti‐corruption and anti‐bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (US) and similar laws in México. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti‐corruption and anti‐bribery laws.  A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company has an Anti-Bribery and Anti-Corruption Policy and internal controls and procedures intended to address compliance and business integrity issues, and the Company continues to train its employees on awareness of anti-bribery protocols and compliance. A company may be found liable for violations by not only its employees, but also by its contractors and third party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties or sanctions, and have a material adverse effect on the Company's operations.

Any enforcement proceedings under Canada's Extractive Sector Transparency Measures Act against the Company could adversely affect the Company.

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends and infrastructure improvements. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company's reputation.

Security breaches of the Company's information systems could adversely affect the Company.

The Company's operations depend, in part, upon information technology systems. The Company's information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of the Company's data, systems and networks, any of which could have adverse effects on SilverCrest's reputation, business, results of operations, financial condition and share price.

The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect the Company's systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Human Rights Matters

Various international and national laws, codes, resolutions, conventions, guidelines and other provisions governing human rights impose obligations on government and companies to respect human rights.

The obligations of government and private entities under the various international and national provisions pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company's current and future operations on human rights grounds. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company's activities, may have a negative impact on the Company's reputation and have a material adverse effect on the Company's business.

4.3 Environmental and Social Sustainability

General

Environmental, Social and Governance ("ESG") considerations are essential for any mining company seeking to build long-term value, reduce operational risk and remain competitive in the market. ESG factors can help a mining company achieve cost savings and enhance operational efficiency and business resilience. As such, SilverCrest is committed to conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. SilverCrest desires to be good partners with its stakeholders. SilverCrest's commitment not only stems from the Company's acknowledgement of the significant impacts that extractive mining activities can have on both host communities and the local environment, but also the changing risk landscape that requires the Company to adapt to emerging threats to protect employees, contractors, suppliers, communities and all other stakeholders as well as the environment and all corporate assets.

Governance

The Board has delegated the oversight of the environmental, social capital, human capital and other climate related factors to the Safety, Environmental and Social Sustainability ("SESS") Committee, which was established in May 2019.  The purpose of the SESS Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing and guiding the sustainability, social responsibility, environmental, and health & safety policies and work plans of the Company. The SESS Committee has adopted a written charter that sets out its mandate and responsibilities that is accessible on the Company's website. The SESS Committee meets and reports to the Board at least biannually in each fiscal year, and at such other times during each year as it deems appropriate. In 2022, the SESS Committee met five times and plans to meet four times in 2023.

At the Management level, a new internal (ESG) structure was established in 2022, extending from corporate headquarters to the operational team in Mexico. This governance structure ensures that all ESG risks are tracked, understood, discussed and addressed at all levels and geographies of the Company, including the Board. It also ensures that there is a clear chain of accountability that enables ESG related information to be efficiently communicated up and down the organization. The structure is illustrated in the graphic below.

During 2020, Management and the Board invested in the development and implementation of the appropriate environmental and social management systems ("ESMS") for risk oversight, management and reporting. During 2021, the Company further integrated and built out its ESMS. Among other things, this included onboarding personnel with relevant experience, engaging consultants, and preparing different studies and reports. In 2022, the Company publicly disclosed its inaugural Task Force for Climate Related Financial Disclosures ("TCFD") report and formalized its commitment to managing water stress in the region through its inaugural Water Stewardship Report. The report outlines a five-year plan to invest in improving water resilience for local communities. SilverCrest also engaged third party consultants to conduct an ESG data gap analysis. This was the first step in the process of creating an ESG data tracking and management system (including Scope 1 and 2 greenhouse gas ("GHG") emissions) to aid future target setting and reporting. Further work and integration related to ESMS throughout the organization is planned for 2023.

Materiality

The Company developed an ESG strategy in 2020 which had certain areas refined during 2021. This strategy and related ESG policies formalize the Company's ESG commitment and are used to help make informed business decisions to ensure sustainable future operations. The ESG strategy has been critical in guiding wider business strategy to consider sustainability elements throughout 2022 and will be continually refined and integrated into all levels of the Company during 2023 as SilverCrest enters its first full-year of production.

To build a stakeholder aligned ESG strategy, the Company engaged third-party consultants during 2020 to conduct an in-depth materiality assessment. A materiality assessment is the process of identifying, refining and assessing the most material environmental, social and governance issues that could impact the Company and its stakeholders. All issues included in the materiality assessment were deemed to be important by stakeholders; however, a short-list of the most material issues is used to guide strategy, targets, and reporting.  The materiality assessment matrix shown below displays these top issues and their importance in relative terms.

The results from the Company's materiality assessment formulated SilverCrest's ESG Strategy Framework.

Strategy

Based on the key issues identified by the materiality assessment, SilverCrest and its third-party consultants developed an ESG Strategy Framework. The ESG strategy is based upon the following five pillars: Environment, Social Capital, Human Capital, Leadership & Governance, and Business Resilience. These five pillars represent the most material ESG issues for the Company to manage while also acting as a framework for long-term sustainable operations. Corporate commitments under each pillar are outlined in the graphic below.

Within each pillar, the Company identified focus areas. There are 23 focus areas across the five pillars that have performance measures associated with them to allow the Company to measure progress over time and optimize the corporate and operational performance. These performance measures are aligned with the Sustainability Accounting Standards Board ("SASB") recommended disclosure metrics for the metals and mining industry. Given that SilverCrest has not yet completed a full year of production, data for some performance measures are not yet available. Focus areas for each pillar are listed in the graphic below.

SilverCrest is planning to publish its inaugural Sustainability Report during 2023. The remainder of the Social and Environmental Sustainability section of this report will cover key sustainability highlights and milestones achieved in 2022. Greater detail and scope will be provided in the upcoming Sustainability Report.

Climate and Water Scarcity

During 2022, in line with the Company's commitments set out in its Environmental Policy, the Company publicly disclosed its inaugural TCFD report.  In preparing the TCFD report, the Company consulted with external experts to assist the Company in understanding its major climate risks (physical and transitional) and opportunities while also integrating such risks into the strategy-planning and decision-making processes. In connection with the TCFD report, a physical climate risk assessment was conducted to understand the key climate risks that may impact the Company's operations. The assessment determined that water scarcity was the most important climate risk to both SilverCrest and the communities in the region.

In line with the Company's commitments set out in its Water Management Policy and to address the water scarcity issue outlined in the TCFD report, the Company released its inaugural Water Stewardship Report during 2022. The Water Stewardship Report outlines a five-year plan to invest in improving water resilience for local communities. SilverCrest also engaged third party consultants to conduct an ESG data gap analysis. This was the first step in the process of creating an ESG data tracking and management system (including Scope 1 and 2 GHG emissions) to aid future target setting and reporting. Further work and integration related to ESMS throughout the organization is planned for 2023.

With proper oversight, the Company does not expect any operational disruptions due to water shortage throughout the life of the mine. However, it is anticipated that water scarcity and droughts will have a profound effect on the local communities which depend heavily on water. To mitigate this risk, the Company has developed a five-year Water Stewardship plan and has initially committed to invest $1.5 million to carry out these water projects. The aim of these projects is to drastically improve water infrastructure for local communities. Over the five-year period, SilverCrest plans to fix and improve the sewage system in Arizpe, to repair, replace and install 24 km of aqueducts and completely revitalize the water intake pipes delivering water from the Sonora River to local farmers and ranchers.  These water infrastructure projects, which are designed to conserve and improve water quality and access, are expected to lead to greater economic stability in the local communities who rely heavily on farming and ranching for their livelihoods. A summary of the progress of the water infrastructure projects from 2021 to 2022 and the plans until end of 2026 are detailed in the figure below.

During 2022, the Company invested over $0.4 million on water infrastructure projects. This included the revitalization of water intake pipes used to supply approximately 360 hectares of agricultural land, repair of sewage systems used by an estimated 1,700 people in Arizpe and the installation of concrete aqueducts for agricultural use in Bamori. SilverCrest plans to continue investing in water infrastructure projects during 2023, with approximately $0.3 million already earmarked for further agricultural aqueduct and sewage system repair works during 2023.

During 2022, the Company consumed a total of 232,358 cubic metres of fresh water at Las Chispas.

For further detail on the Company's climate risk assessment findings and insights, please refer to the 2022 TCFD Report and for further detail on planned water projects, please refer to the 2022 Water Stewardship Report. Both reports can be found on the Company's website (https://silvercrestmetals.com/sustainability/reporting/).

Data Collection and Tracking

The Company recognizes the importance of collecting and tracking quantitative ESG data. During 2022, SilverCrest began investing in ESG data tracking and management systems which are an improvement from previous systems. During 2022, third party consultants were engaged to conduct a gap analysis of the Company's ESG data. The gap analysis was conducted in alignment with SASB recommended disclosure metric definitions and helped identify data gaps in SilverCrest's ESG data tracking systems. The consultants conducted a follow up project which included the quantification of key environmental and non-environmental data including Scope 1 and 2 GHG emissions, development of an integrated ESG data tracking system and the development of water impact metrics to quantify the impact of SilverCrest's water infrastructure projects. The Company has further invested in developing a robust ESG data tracking system by initiating the implementation of an ESG data tracking and reporting software. As of the date of this AIF, the implementation is still under way. The expected completion of implementation and integration of the cloud-based system into internal data management processes is expected to provide major efficiency improvements compared to previous structures used.

As a result of these investments, the accuracy of ESG data collected has seen a major improvement such that the Company is confident in the quality of data to publicly disclose its first set of environmental metrics in this AIF document. This includes GHG emissions data and water data for 2022. Data collection efforts are still ongoing, with the aim to disclose more environmental and ESG metrics in the upcoming Sustainability Report.

GHG Emissions Table

	Unit	2022
Scope 1	Tonnes of carbon dioxide equivalent ("tCO2e")	11,137
Scope 2	tCO2e	8,098

Launch of Inaugural ESG Report

Building on the success of the Company's sustainability journey thus far and off the momentum of the publication of its TCFD Report and Water Stewardship Report on November 30, 2022, SilverCrest is expecting to launch its inaugural Sustainability Report later in 2023.  SilverCrest is committed to operating in a responsible manner that is aligned with environmental, social and governance best practices.  The scope of the report and the metrics included within will reflect SilverCrest's operationally active mining assets (in production stage) and other sites that are under the operational control of the Company.

Human Capital

Protecting the wellbeing of all our employees and contractors by providing a safe and inclusive working environment has always been a key priority for SilverCrest. This priority is evidenced in the Company's Health and Safety Policy (effective May 2021, as amended February 2022) which is accessible on the Company's website. Mining is carried out in demanding environments with risks and safety hazards. The health and safety of the Company's employees and contractors is paramount. SilverCrest ensures that all personnel receive the necessary and relevant health and safety training before conducting any work. The Company strives to identify and mitigate risks and hazards before they cause harm through implementing safety systems, which identify and mitigate risks and hazards in the field as well as record and investigate any incidents and accidents.

In 2022, a total of 2.4 million work-hours were completed at the Las Chispas Mine. Including both employees and contractors, the Lost Time Injury Frequency Rate ("LTIFR") for 2022 was 0.42 per 200,000 working hours and the Total Recordable Injury Frequency Rate ("TRIFR") was 3.58 per 200,000 working hours. The Company follows the guidance of, and defines incidents according to, certain agencies of the U.S. Department of Labor's Mine Safety and Health Administration such as the Occupational Safety and Health Administration ("OSHA") and the Mine Safety and Health Administration ("MSHA"). The LTIFR and TRIFR are based on the guidance and definitions of the OSHA and working hours include that of both employees and contractors. In addition to LTIFR and TRIFR, the Company is also disclosing an All-Incidence Rate ("AIR") and Near Miss Frequency Rate ("NMFR") in line with SASB recommended health and safety disclosure metrics, following the definitions from the MSHA. The following table shows further details related to certain health and safety metrics during 2022 at the Las Chispas Mine:

Health and Safety

	Employees	Contractors
LTIFR(1)	0.00	0.62
TRIFR(1)	2.05	4.33
AIR(1)	5.00	14.00
NMFR(1)	7.40	19.47
Average health and safety training hours completed per month per individual	1.8	0.6

(1) Based on 200,000 working hours.

The Company also strives to recruit, develop and retain the best talent. To this end, SilverCrest aims to provide competitive compensation, appropriate training and to offer career development opportunities. The following table shows the amount of employee turnover during 2022 at the Las Chispas Mine:

Turnover

Turnover Rate
Non-unionized employees	14%
Unionized employees	27%

Mining projects, such as Las Chispas, create employment and business opportunities that benefit the local communities. SilverCrest strives to create a positive impact in its surrounding communities. As the Las Chispas activity continues to ramp up, the Company plans to further support the local economy through business partnerships with local businesses and the onboarding of local talent. Local businesses and employees are viewed as valuable assets for SilverCrest because of their intimate understanding of the region, culture and community, and will have better insight on key issues of the area. Therefore, building these mutually beneficial relationships are extremely important and the Company continues to build on current ones and establish new ones in the future.

At the end of 2022, there were approximately 350 unionized and non-unionized employees at the Las Chispas Project (including on-site and off-duty personnel) with 90% from Sonora, and 99% from Mexico. The Company engaged more than 50 local businesses and finalized construction of the assay laboratory which is located in the nearby community of Arizpe (14 km) and currently provides full-time employment of 20 to 30 people (further details below).

SilverCrest values all its employees and is committed to ensuring an inclusive environment for its workforce. This commitment has been formalized in the Company’s Diversity and Gender Policy (effective date November 2020, as amended March 2022) which is accessible on the Company’s website. SilverCrest has made great strides towards gender diversity at the Board and senior management level; however the Company recognizes there is still work to do in addressing diversity and inclusion of other underrepresented groups within the Company. At December 31, 2022, the Board of Directors was made up of three females (one a Mexican national) and four males with female representation of 43% and the Executive Officers of the Company were made up of three females and four males with female representation of 43%.

Social Capital

SilverCrest continued to build strong relationships with local communities such as Arizpe, Bamori, Banamichi, Sinoquipe, Bacoachi and Tahuichopa (all in the Mexican state of Sonora) throughout 2022. As Las Chispas enters its first full year of production, community and stakeholder engagement continues to be a major focus. The Company used previously established communication channels to set up a transparent dialogue with the local communities to discuss and ease worries of environmental and safety impacts resulting from increasing mine activity. Furthermore, SilverCrest continued to invest in the local communities in which it operates, with 2022 costs totalling an estimated $80,000 on goods and services that benefit the local community. In addition to this amount, a substantial amount of other costs were incurred that mutually benefit the Company and the communities.

During 2021, the Company entered into a 20-year lease of a building in Arizpe to convert the building into a geochemical assay laboratory. The Company completed construction of the laboratory and procured all the necessary laboratory equipment in Q2 2022. This is helping increase the Company's business resilience with less dependence on certain vendors, but also helping add work in the local communities. At the end of 2022, the laboratory employed 23 people, of which 78% (18 employees) are from Arizpe. The Company does not expect to terminate this lease during the Las Chispas LOM and does expect the laboratory operation will be maintained after mine closure which would support a sustainable business and keep local jobs in the community.

The Company has addressed and improved its social capital through many avenues. It has formalized a Human Rights Policy (effective August 2021, as amended February 2022) and a Supplier Code of Conduct Policy (effective August 2021, as amended February 2022) which both relate to certain aspects of social capital and these policies are accessible on the Company's website.

4.4 Mineral Projects

The Company currently has active mineral property interests in Mexico.

4.4.1 Las Chispas Project

The information with respect to Las Chispas attached as Appendix A to this Annual Information Form is the executive summary extracted from a technical report titled "NI 43-101 Technical Report and Feasibility Study on the Las Chispas Project", effective January 4, 2021, filed February 2, 2021, (the "2021 Feasibility Study" or the "Las Chispas 2021 Feasibility Study") that was prepared in compliance with NI 43-101 by Ausenco Engineering Canada Inc. ("Ausenco") with the assistance of several other independent engineering companies and consultants. For a listing of individuals, each of whom is a "qualified person" and "independent", as such terms are defined in NI 43-101, please refer to the 2021 Feasibility Study which can be accessed as described below.  The detailed disclosure in the Las Chispas 2021 Feasibility Study is incorporated by reference in its entirety into this Annual Information Form.

For recent facts and circumstances applicable to the Las Chispas Project arising since the Las Chispas 2021 Feasibility Study, please refer to the section below titled, "Update to the Technical Summary of the Las Chispas 2021 Feasibility Study".

The summary attached as Appendix A does not purport to be a complete summary of the Las Chispas 2021 Feasibility Study and is subject to all the assumptions, qualifications and procedures set out in the Las Chispas 2021 Feasibility Study and is qualified in its entirety with reference to the full text of the Las Chispas 2021 Feasibility Study.  Readers should read this summary in conjunction with the Las Chispas 2021 Feasibility Study which may be inspected at the head office of SilverCrest at Suite 501, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, during normal business hours.  It can also be accessed under SilverCrest's profile on SEDAR at www.sedar.com or the Company's website www.silvercrestmetals.com.

4.4.2 Update to the Technical Summary of the Las Chispas 2021 Feasibility Study

During 2021, the following developments occurred in relation to Las Chispas since the effective date of the 2021 Feasibility Study:

  At the end of 2021, overall construction progress at Las Chispas was ahead of schedule and was 86.2% complete compared to a scheduled completion of 79.3%. Construction of the following was completed at Las Chispas: plant detailed engineering, bridge construction, confined camp construction, access road construction, and internal power line.

  During 2021, the Company committed 75.2% ($103.6 million) of the $137.7 million Las Chispas 2021 Feasibility Study capital cost estimate.

  At the end of 2021, the electrical grid powerline was progressing well with overall estimated progress of the 81 km powerline (up-grade of 27 km and construction on 54 km) 71.5% complete. At the end of 2021, the Company had obtained all necessary permits relating to this power line. To ensure the plant could be energized immediately upon completion, a contingency plan of utilizing temporary rental diesel generators was identified in Q3, 2021. These diesel generators were procured and arrived at site in early 2022.

  At the end of 2021, SilverCrest had completed a total of 17.5 km of underground development since 2019. Approximately 1.8 km of additional development occurred in 2021, beyond the 2021 Feasibility Study LOM plan. During 2021, the Company stockpiled an additional estimated 33 kt of mineralized material. In addition to the historic stockpiles (2021 - 163 kt), the total pre-production stockpile at the end of 2021 was estimated to be 85 kt.

  During 2021, the Company completed approximately 114,000 metres of drilling at Las Chispas, which predominantly focused on infill drilling of inferred resources to support conversion to indicated resources for potential conversion to mineral reserves.

During 2022, the following developments occurred in relation to Las Chispas:

  Completed Las Chispas Mine construction at the end of May 2022 for $133.0 million, $4.7 million below the 2021 Feasibility Study.

  Diesel generators arrived at site and were installed and became operational in late Q1, 2022. Total temporary power available to the Las Chispas Mine  was sufficient to support the mining operations, ramp-up and operation of the plant during 2022. Diesel generators were decommissioned in Q3, 2022. At the end of November 2022, the final permanent connection to the 33 kilovolt powerline was completed. Since this connection was completed, stability of the line has improved and the total contracted capacity of 7.6 megawatt is expected to provide sufficient power for the mine life.

  Effective November 1, 2022, the Company declared commercial production at Las Chispas, based on achieving a continuous two-month period operating the processing plant at a minimum of 80% capacity of its name plate design of 1,250 tpd (1,000 tpd) and showing a combined gold and silver recovery of greater than 85%. In December 2022, process plant throughput met the design name plate of 1,250 tpd with an average of 1,318 tpd at a plant availability of 95.5%. For the same period, the metallurgical recovery averaged 98.1% Au and 93.1% Ag, or 95.4%% AgEq (AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1).

  During 2022, approximately 188 kt of ore were processed at a grade of 3.05 gpt Au and 312 gpt Ag, or 577 gpt AgEq. Metallurgical recoveries in 2022 were 96.5% for Au and 92.5% for Ag, or 94.4% AgEq.

  The Company started the processing plant in late May, 2022. In 2022, recovered metal totalled 17,768 oz Au and 1.74 million oz Ag, or 3.29 million oz AgEq which compared to the 2021 Feasibility Study of 12,249 oz Au and 1.18 million oz Ag, or 2.25 million oz AgEq. A total of 15,041 oz Au and 1.44 million oz Ag, or 2.75 million oz AgEq was produced in 2022, which compares to the 2021 Feasibility Study plan of 10,449 oz Au and 1.00 million oz Ag, or 1.91 million oz AgEq. 2022 processed grades averaged 3.05 gpt Au and 312 gpt Ag, or 577 gpt AgEq as compared to the 2021 Feasibility Study plan of 2.53 gpt Au and 254 gpt Ag, or 474 gpt AgEq. The variance between metal recovered and produced relates to metal inventory both in the plant and plant refinery and is largely a function of the plant ramp-up and is expected to become negligible as we stabilize the operation.

  In 2022, an additional 8.0 km of underground development was completed at the Las Chispas Mine. The average mining rate for Q4, 2022 was 700 tpd, below the 2021 Feasibility Study estimate of 750 tpd, but in line with the Company's revised guidance of 600 to 700 tpd (see news release dated September 14, 2022).

  A total of an estimated 201 kt of ore were mined from development and stoping activities in 2022, below the 2021 Feasibility Study projection of an estimated 214 kt. The variance was a result of lower productivity in resue mining stopes due to safety concerns and narrower vein widths in some areas. Long hole mining has progressed well and has achieved production and dilution rates as set out in the 2021 Feasibility Study.

  At the end of 2022, total ore stockpiles were estimated at 261 kt, including historic stockpiles, below the 2021 Feasibility Study estimate of 311 kt due to a combination of higher processing rates and lower mining rates than planned.

4.4.3 Other Exploration Properties

The Company continually evaluates additional gold and silver prospects in the Americas with a focus in Mexico. The following properties are presently in the exploration stage.

El Picacho Property

El Picacho property is located in the State of Sonora, Mexico, approximately 40 km northeast of the Las Chispas Property. The Company acquired Picacho during 2020 by paying $2.4 million, including government back taxes, for 100% ownership in 11 mining concessions. During Q4, 2020, the Company received all access rights and necessary drill permits (five-year license) for Picacho. Picacho exploration focused on expansion and infill drilling of current areas for potential mineral resources. The Company drilled 80,700 metres and incurred approximately $10.0 million in total exploration expenditures in 2021 and 26,200 metres and incurred approximately $5.4 million in total exploration expenditures in 2022. In H1, 2023, the Company will focus on mapping and sampling unexplored areas around Picacho to generate new targets for drilling consideration in H2, 2023. There are currently no drill rigs active at Picacho. Please refer to the Company’s news release dated February 24, 2021 and April 13, 2022 for drill results for El Picacho property.  Results remain outstanding for an additional estimated 44,000 metres of drilling which will be announced in H1, 2023.

Future payments, obligations or known future taxes payable in respect of the Picacho property are expected to total approximately $192,000 per year.

Cruz de Mayo Property

The Cruz de Mayo property is located in the State of Sonora, Mexico, approximately 22 km northwest of the town of Cumpas and 163 km north east of Hermosillo. Cruz de Mayo presently consists of the Cruz de Mayo 2 mineral concession. SilverCrest, through La Llamarada, has 100% ownership of the Cruz de Mayo 2 concession. The Company also had the right to purchase 100% interest in the El Gueriguito concession. However, during 2019, the Company delivered a notice of termination to the owner of the El Gueriguito mining concession.

At this time, the Company has no plans to perform any work on the Cruz de Mayo property and therefore no longer considers it to be a material property.  Future payments, obligations or known future taxes payable in respect of the Cruz de Mayo are expected to total approximately $9,000 per year.

Silver Angel Property

The Silver Angel property is located approximately 165 km northeast of Hermosillo, Sonora, Mexico. The community of Arizpe (estimated population 2,000) is located approximately 25 km to the west of the property.  The property consists of one concession totalling 619 hectares.

At this time, the Company has no plan to perform any work on the Silver Angel property.  Future payments, obligations or known future taxes payable in respect of the Silver Angel property are expected to total approximately $12,000 per year.

Estacion Llano Property

The Estacion Llano property is located approximately 140 km north of Hermosillo, Sonora, Mexico. The community of Estacion Llano (estimated population 1,000) is located approximately 8 km to the east of the property. Also, Magna Gold Corp.’s San Francisco mine is adjacent to the property, which consists of one concession totalling 2,378.76 hectares.

At this time, the Company has no plan to perform any work on the Estacion Llano property. This property was assigned to the Company during 2015, however, the assignor was subject to litigation and the Company is not aware of the status, including any details relating to a resolution, of this litigation. Although the Company is aware that the Estacion Llano property is not yet registered in its name at the Mines Registry Office of the Federal Bureau of Mines in Mexico, it is not aware of any circumstances that would have caused the cancellation of the Estacion Llano concession or the nullification of the assignment to the Company or that the concession ceased to be the property of the Company. Depending on the outcome of the legal matters surrounding this property, it may not ultimately be transferred to the Company. As a result, there are no known future payments, obligations or known future taxes payable in respect of the Estacion Llano property except for concession payments of approximately $45,000 per year.

5. DIVIDENDS

5.1 Dividends

Since its organization, the Company has not paid any dividends on its Common Shares and there is no current intent to pay dividends in the future.

6. CAPITAL STRUCTURE

6.1 General Description of Capital Structure

The Company's authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date of this Annual Information Form, the Company had 147,231,264 Common Shares issued and outstanding and no preferred shares issued and outstanding.

Common Shares

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Board. The holders of Common Shares have no pre-emptive or conversion rights. The rights attached to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Preferred Shares

Preferred shares may at any time and from time to time be issued by the directors of the Company in one or more series with special rights and restrictions as may be determined by the directors of the Company, subject to the rights and restrictions applicable to the preferred shares as a class, and without further shareholder approval. The holders of preferred shares are entitled upon dissolution, liquidation or winding-up of the Company to receive, before any distribution is made to the holders of Common Shares the amount paid up with respect to each preferred share, together with any accrued and unpaid dividends thereon; provided that after such payment, the holders of preferred shares shall not be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided for in the special rights and restrictions attached to any particular series.  Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors, holders of preferred shares are not entitled to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company.

7. MARKET FOR SECURITIES

7.1 Trading Price and Volume

The Common Shares of the Company are listed for trading in Canada on the TSX under the symbol "SIL". The Company's Common Shares are also listed for trading on the NYSE under the symbol "SILV".

The monthly high and low prices and total trading volumes for the Company's Common Shares on the TSX during fiscal 2022 are as set out below:

Month	High (C$)	Low (C$)	Volume
January 2022	11.06	8.78	5,639,600
February 2022	11.71	9.25	5,920,900
March 2022	12.99	10.57	7,528,400
April 2022	12.44	9.20	5,721,700
May 2022	10.47	7.84	7,111,800
June 2022	10.05	7.83	5,759,800
July 2022	8.75	6.85	5,089,600
August 2022	9.13	7.10	4,784,400
September 2022	8.13	6.30	7,383,900
October 2022	8.41	6.80	6,479,900
November 2022	9.18	6.57	8,003,200
December 2022	9.51	7.90	10,749,700

The monthly high and low prices and total trading volumes for the Company's Common Shares on the NYSE during fiscal 2022 are as set out below:

Month	High (US$)	Low (US$)	Volume
January 2022	8.86	6.91	16,714,900
February 2022	9.15	7.22	15,546,000
March 2022	10.13	8.25	18,850,100
April 2022	9.84	7.15	15,878,300
May 2022	8.20	5.99	18,280,500
June 2022	7.99	6.07	15,510,800
July 2022	6.83	5.20	16,972,200
August 2022	7.15	5.40	16,833,600
September 2022	6.28	4.58	21,458,100
October 2022	6.22	4.94	20,560,200
November 2022	6.90	4.75	23,398,500
December 2022	7.04	5.77	41,683,500

8. ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

8.1 Escrowed Securities

To the Company's knowledge, there are no securities of the Company in escrow or subject to a contractual restriction on transfer.

9. DIRECTORS AND OFFICERS

9.1 Name, Occupation and Security Holding

The following table sets forth the name, province or state and country of residence, position with the Company at the date hereof, and principal occupation during the five preceding years of each director and executive officer of the Company. Each of the directors of the Company holds office until the next annual general meeting of the Company unless the director's office is earlier vacated in accordance with the articles of the Company or the director becomes disqualified to serve as a director.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years

Graham C. Thody(1)(3) British Columbia, Canada	Chairman and Director	Director since August 6, 2015

Retired Chartered Professional Accountant; Chairman of UEX Corporation (a uranium and cobalt exploration and development company)   from January 2015 until August 2022; Chairman of Goldsource Mines Inc. (“Goldsource”) from February 2014 to January 2018; Director of Goldsource since December 2003; and Director of ValOro Resources Inc. (formerly Geologix Exploration Inc.) from May 2005 to December 2018.

N. Eric Fier British Columbia, Canada	Chief Executive Officer and Director	Director since June 23, 2015

Chief Executive Officer of the Company since June 2015; President of the Company from August 2015 to January 2018, and; Chief Operating Officer of Goldsource from June 2010 to November 2020; Executive Chairman of Goldsource since January 2018; Interim VP of Finance of Goldsource from November 2020 to October 2021; and President of Maverick (Mining) Consultants Inc. since July 2001.

Laura Diaz(3)(4) Mexico City, Mexico	Director	Director since November 11, 2020

Partner of a law firm in Mexico since July 2020; self-employed from July 2019 to June 2020; General Director of Mines at the Minister of Economy from December 2018 to June 2019; and Partner of a law firm in Mexico from July 2012 to November 2018.

Anna Ladd-Kruger(1) British Columbia, Canada	Director	Director since July 11, 2022

Chartered Professional Accountant (CPA, CMA) and Corporate Director; Director of Integra Resources since December 2018; Chair of the Board of Directors of Nova Minerals Limited since June 2022; Director of Sherritt International since February 2023, Director of Excellon Resources Inc. (from 2019 to 2022 & Chief Financial Officer and Vice President Corporate Development of Excellon from 2019 to 2020; Chief Financial Officer of McEwen Mining Inc. from 2020 to 2022; and Chief Financial Officer of Trevali Mining Corporation from 2011 to 2018.

Ani Markova(1) (2)(4) Ontario, Canada	Director	Director since May 30, 2019

Founder and CEO of Investor View Advisory since August 2020; Co-founder and Business Development of Onyen Corporation since 2020; Chartered Financial Analyst and Corporate Director; Director of Critical Elements Lithium Corporation since September 2021; Director of Golden Star Resources from September 2019 to January 2022; and VP and Portfolio Manager at AGF Investments from August 2003 to January 2019.

Hannes Portmann(1)(2)(4) Ontario, Canada	Director	Director since October 31, 2018

Chief Financial Officer of Cabot Management Company  Limited (a developer and operator of master-planned residential, resort, and golf club  communities) since February 2022; Chief Financial Officer and Business Development of Marathon Gold Corporation from October 2019 to January 2022; Independent Consultant from June 2018 to September 2019; President and Chief Executive Officer of New Gold Inc. from January 2017 through May 2018 and Executive Vice President, Business Development of New Gold Inc. from December 2015 to December 2016.

John H. Wright(2)(3)(4) British Columbia, Canada	Director	Director since January 1, 2017

Retired Professional Engineer; commenced career with Teck Cominco Metals Ltd. (now Teck Resources Ltd.); Co-founder of Pan American Silver Corporation; Member of Business Development of Capstone Mining Corp. from December 2006 to December 2022; currently Lead Director of Ero Copper Corporation since July 2016; and Director of Luminex Resources Ltd since August 2018.

Christopher Ritchie Ontario, Canada	President	N/A	President of the Company since January 2018.

Name, Province and Country of Residence	Office	Date of Appointment as Director	Principal Occupation Within the Five Preceding Years

Pierre Beaudoin Ontario, Canada	Chief Operating Officer	Director from May 31, 2018 to December 10, 2018	Chief Operating Officer of the Company since November, 2018; and Chief Operating Officer of Detour Gold Corporation from March 2013 to July 2017.

Anne Yong British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of the Company since January 2017.

Tara Hassan British Columbia, Canada	Vice President, Corporate Development	N/A

Vice President, Corporate Development of the Company since September 2020; Director, Mining Content and Strategy of VRIFY Technology Inc. from January 2020 to September 2020; and Senior VP Equity Analyst, Metals and Mining of Raymond James Ltd. from November 2016 to December 2019.

Stephany (Rosy) Fier British Columbia, Canada	Vice President, Exploration	N/A

Vice President, Exploration of the Company since July 2021; Vice President, Exploration and Technical Services of the Company from January 2019 to July 2021; and Exploration Manager of the Company from October 2015 to December 2018.

Clifford Lafleur Ontario, Canada	Vice President, Technical Services	N/A

Vice President, Technical Services of the Company since July 2021; Director, Resource Management and Mine Engineering of Torex Gold Resources Inc. from January 2020 to July 2021; and Director, Technical Services of Torex Gold Resources Inc. from March 2017 to January 2020.

Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Partner of Koffman Kalef LLP, a law firm, since 1993.

___________________

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Safety, Environmental and Social Sustainability Committee.

As at the date hereof, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, approximately 6,242,895 Common Shares or 4.2% of the then issued and outstanding Common Shares of the Company.

9.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the directors or executive officers is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares to affect materially the control of the Company:

(a) is, as at the date of this Annual Information Form, or has been, within the ten years preceding the date of this Annual Information Form, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) has, within the ten years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person;

(c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation ("Detour Gold") when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pleaded guilty to the one count of criminal negligence.  A sentencing hearing was held on August 30 and 31, 2017.  Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code.  In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.

On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the "Class Action Claim"). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold's primary market disclosure, specifically in respect of Detour Gold's final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.

9.3 Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of the Company will be subject in connection with the business of the Company.  In particular, certain of the proposed directors and/or officers of the Company serve as directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties and whose business may, from time to time, be in direct or indirect competition with the Company. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project opportunity of the Company.  Conflicts, if any, will be subject to and governed by laws applicable to directors' and officers' conflicts of interest, including the procedures and remedies available under the BCBCA. The BCBCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the BCBCA. The Company is not aware of any existing or potential material conflicts of interest between the Company and any current or proposed director or officer of the Company.

10. AUDIT COMMITTEE DISCLOSURE

Pursuant to the BCBCA and the Canadian Securities Administrators' National Instrument 52-110 - Audit Committees ("NI 52-110"), the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company's audit committee is required to have a charter.  A copy of the Company's Audit Committee Charter is set out in Appendix B to this Annual Information Form.

Composition of the Audit Committee

As at the date of this Annual Information Form, the following is information on the members of the Company's Audit Committee:

Name	Independent	Financial Literacy
Graham C. Thody (Chair)	Yes	Yes
Ani Markova	Yes	Yes
Hannes Portmann	Yes	Yes
Anna Ladd-Kruger	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Graham C. Thody - Mr. Thody is a Chartered Professional Accountant. Mr. Thody has served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of its Finance Committee. He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia. He was a Partner of Nemeth Thody Anderson, an accounting firm located in Vancouver, British Columbia, from 1979 until his retirement in 2007. His practice focus included audits of reporting companies, corporate finance (including initial public offerings), corporate mergers and acquisitions as well as domestic and international tax matters. He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014.  He has served as a director, audit chair and chairman of several reporting companies involved in mineral exploration and development throughout North and South America.

Ani Markova - With over 25 years of experience in global capital markets, including a successful investment career managing up to $2 billion of mutual fund assets, Ms. Markova has a proven track record in integrating macroeconomic trends, commodity forecasts, equity analysis, and ESG assessments into strategic capital allocations and risk management. She has expertise in finance, economics, and sustainability reporting in addition to critical thinking in complex decision-making processes. She is actively engaged with public companies on ESG topics and provides guidance on ESG integration in enterprise risk management as a CEO of Investor View Advisory and a co-founder of Onyen Corporation, a privately owned technology company focused on ESG reporting solutions. Ms. Markova currently serves as an independent director for Critical Elements Lithium Corporation where she is a chair of the Environmental and Social Responsibility Committee, as well as a member of the Audit and Governance and Nominating Committees. She served as an independent director of Golden Star Resources from September 2019 to January 2022. Ms. Markova holds an MBA from George Washington University in Washington D.C., Chartered Financial Analyst (CFA), Canadian Investment Management (CIM) and Corporate Directors International (CDI.D) designations.  She is currently enrolled in the Competent Boards program with anticipated completion in the spring of 2023.

Hannes P. Portmann - Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen's University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto. He is currently the Chief Financial Officer of Cabot Management Company Limited, a privately owned company involved in the development and operations of master-planned residential, resort and golf club communities. Prior to his current role, he was Chief Financial Officer and Business Development of Marathon Gold Corporation. Mr. Portmann also spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. Previously, as Executive Vice President, Business Development, Mr. Portmann's primary areas of responsibility were: corporate development, investor relations, human resources and exploration. Prior to New Gold Inc., he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.

Anna Ladd-Kruger - Ms. Ladd-Kruger has held key executive positions at several Canadian publicly listed mining companies, including roles supporting the transition from exploration to production and raising substantial debt and equity. Most recently, Ms. Ladd-Kruger was the Chief Financial Officer of McEwen Mining Inc. where she was brought in to lead financial and operational turnaround strategies and was key to the McEwen Copper Asset spin-out, including serving as its Chief Financial Officer and director. Ms. Ladd-Kruger was previously the Chief Financial Officer of Trevali Mining Corporation, an international base metals mining company where she was part of the original executive management team that grew the company from a junior exploration company into a mid-tier global base metal producer. Ms. Ladd-Kruger previously served as the Chief Financial Officer and VP Corporate Development for a number of mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller. Ms. Ladd-Kruger currently serves as a director for for several publicly listed mining companies. She is a Chartered Professional Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master’s in Economics from Queen's University and a Bachelor of Commerce from the University of British Columbia.

Reliance on Certain Exemptions

At no time since January 1, 2022, has the Company relied on the following exemptions or provisions under NI 52-110:

(a) the exemption in section 2.4 (De Minimis Non-audit Services);

(b) the exemption in section 3.2 (Initial Public Offerings);

(c) the exemption in subsection 3.3(2) (Controlled Companies);

(d) the exemption in section 3.4 (Events Outside Control of Member);

(e) the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member);

(f) the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances);

(g) section 3.8 (Acquisition of Financial Literacy); or

(h) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

At no time since January 1, 2022, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board.

Preapproval Policies and Procedures for Non-Audit Services

The Audit Committee has specifically approved the auditor's review of the Company's corporate tax returns and other non-audit services for fees of up to C$150,000 for the next fiscal year.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2022	C$379,222	Nil	Nil	Nil
December 31, 2021	C$312,959	C$41,195	C$16,477	C$3,906

(1) Audit fees include fees paid for services rendered by the external auditor in relation to the audit and review of SilverCrest's financial statements and in connection with the Company's statutory and regulatory filings. The 2022 and 2021 fees include amounts for the applicable year's audit services as well as final billings from the previous year's audit.

(2) Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not reported under "Audit Fees". During 2021, fees disclosed under this category relate to the review of the Company's prospectus supplement dated February 12, 2021 in relation to the short form prospectus dated June 5, 2020.

(3) Pertains to professional services for tax compliance, tax advice, and tax planning.  The nature of the services comprising the fees disclosed under this category relates to the preparation of the Corporate Tax Returns of the Company including its subsidiaries, together with related schedules.

(4) The aggregate fees for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees". During 2021, fees disclosed under this category relate to advice and responses to miscellaneous and general tax questions that are not considered to meet the classification of "Tax Fees".

11. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

11.1 Legal Proceedings

The Company's Estacion Llano property was assigned to the Company during 2015. Although the Company is not a party to any litigation related to this property, the company that assigned this property to SilverCrest was and may still be a party of a litigation claim (refer to section 4.4.3 Other Exploration Properties - Estacion Llano).

There are no other legal proceedings during the Company's last financial year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

11.2 Regulatory Actions

During the Company's last financial year:

(a) no penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority;

(b) no other penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision in the Company's securities; and

(c) no settlement agreements of the Company were entered into with any court relating to securities legislation or with any securities regulatory authority.

12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1 Interest of Management and Others in Material Transactions

Except as otherwise disclosed herein, no director or executive officer of the Company and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares of the Company, and no associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transactions since January 1, 2020, that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

13. TRANSFER AGENT AND REGISTRARS

13.1 Transfer Agent and Registrars

Computershare Investor Services Inc. (at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario) is the transfer agent and registrar for the Common Shares of the Company.

14. MATERIAL CONTRACTS

14.1 Material Contracts

Other than the following contract, available on SEDAR (www.sedar.com), there are no contracts that are material to the Company that were entered into within the last financial year of the Company or before the last financial year but is still in effect (other than contracts entered into in the ordinary course of business of the Company):

(a) Credit agreement dated November 29, 2022 among the Company (as borrower) and a syndicate of lenders comprised of the Bank of Nova Scotia (the Administrative Agent) and the Bank of Montreal in respect of a US$120 million senior secured credit facility.

15. INTERESTS OF EXPERTS

15.1 Technical Report Authors

Robin Kalanchey, P.Eng., Scott Weston, P.Geo., William Stone, P.Geo., Eugene Puritch, P.Eng., David Burga P.Geo., Jarita Barry, P.Geo., Yungang Wu, P.Geo., Andrew J. Turner, P.Geol., Carl Michaud, P.Eng., Michael Verreault, P.Geo.,  Khosrow Aref, P. Eng., and Humberto Preciado, P.E., independent qualified persons, are the authors of the "NI 43-101 Technical Report and Feasibility Study on The Las Chispas Project" effective January 4, 2021, and filed on SEDAR at www.sedar.com.

To the best of the Company's knowledge, no registered or beneficial interest, direct or indirect, in any securities or other property of the Company was held by the experts listed above when the particular expert's report was prepared, was received by such expert after the preparation of the report, or will be received by such expert.

15.2 Auditors

The audit of the consolidated financial statements and the effectiveness of internal control over financial reporting is conducted in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), who have issued a Report of Independent Registered Public Accounting Firm dated March 10, 2023 in respect of the Company’s consolidated financial statements as at December 31, 2022 and December 31, 2021and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2022. PwC has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the U.S. Securities and Exchange Commission (SEC) and the PCAOB on auditor independence.

16. ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information in respect of 2022, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for the Company's annual general meeting of shareholders anticipated to be held on June 15, 2023. Such information for 2021 is contained in the Company's information circular dated April 28, 2022, for the Company's last annual general meeting of shareholders held on June 15, 2022.

Additional information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2022.

APPENDIX A

Introduction

SilverCrest Metals Inc. (SilverCrest) commissioned Ausenco Engineering Canada Inc. (Ausenco) to compile a Technical Report (the Report) and Feasibility Study (the Feasibility Study) on the Las Chispas Project (the Project), located in Sonora, Mexico. The effective date (the Effective Date) of the Report is January 4, 2021.

Terms of Reference

The Report supports disclosures by SilverCrest in the news release dated February 2, 2021, entitled "SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project".

The firms and consultants who are providing Qualified Persons (QPs) responsible for the content of the Report are, in alphabetical order, Ausenco, G Mining Services Inc. (GMS), Hydro-Ressources Inc. (HRI), P&E Mining Consultants Inc. (P&E), Rockland Ltd. (Rockland), and Wood Environment & Infrastructure Solutions, Inc. (Wood).

All units of measurement in the Report are metric, unless otherwise stated. The monetary units are in US dollars, unless otherwise stated.

Mineral Resources and Mineral Reserves are reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (the 2014 CIM Definition Standards).

Although the Report assumes a targeted timeline for initial operation and ramp-up of production from the Project, calendar years used in the economic analysis are provided for conceptual purposes only.

Project Setting

The city of Hermosillo is approximately 220 km southwest of the Project, or a three-hour drive; Tucson, Arizona is approximately 350 km northwest of the Project, or a five-hour drive; and the community and large copper mine in Cananea is located approximately 150 km to the north along Highway 89, or a two-and-a-half-hour drive. The closest villages are Banamichi, 25 km to the southwest, and Arizpe, located approximately 12 km to the northeast.  The closest resident to the Project, a single ranch house, is 10 km to the west.

Mining supplies and services are readily available from the towns of Cananea, Hermosillo, and Tucson. Labour and skilled workforces exist in the nearby communities, including Banamichi and Arizpe, for which housing and transportation routes could be established to support a mining operation.  Provision of grid power for the planned mining operation is in the permitting process, with construction anticipated to begin in 2021 and be completed before production start-up.

The Project is accessed from the community of Arizpe via secondary gravel roads, approximately 10 km off the paved highway. Currently, crossing the Rio Sonora is required.  The water levels in the river are typically low and easily passed but can rise to temporary unpassable levels following major rain events.  A road bridge is planned to be constructed in 2021. The remainder of the road has been upgraded by dozer/grader.

The climate is typical for the Sonoran Desert, with a dry season from October to May. Seasonal temperatures vary from approximately 0°C to 40°C.  Average rainfall is estimated at 300 mm/year.  Operations are planned to be conducted year-round.

The Project is located on the western edge of the north-trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora Valley. Surface elevations range from 950 metres above sea level (masl) to approximately 1,375 masl.

Drainage valleys generally flow north to south, and east to west towards the Rio Sonora. During the rainy season, flash flooding can occur in the area.

Vegetation is scarce during the dry season and limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees, and grasses are abundant in drainage areas and on hillsides.

Property Description and Location

The Las Chispas Property consists of 28 mineral concessions, totalling 1,400.96 ha, which are held by SilverCrest's Mexico subsidiary Compañía Minera La Llamarada S.A. de C.V. (LLA).  Concessions have expiry dates that run from 2022-2067. One concession is in the grant process, and one concession is the subject of legal proceedings following cancellation. The mineral concessions that host the Mineral Resources and Mineral Reserves are in good standing.  At the Report Effective Date, all required mining duties were paid.

The surface rights overlying the Las Chispas Property mineral concessions and road access from local highway are either owned by LLA or held by LLA under a negotiated 20-year lease agreement with the Ejido Bamori.  LLA has purchased the Cuesta Blanca and Babicanora ranches and signed a 20-year lease agreement for a portion of the Tetuachi Ranch.  Surface rights are sufficient for the proposed LOM plan and include the locations of necessary infrastructure as presented in the Report.

A 2% royalty is payable on the Nuevo Lupena and Panuco II concessions for material that has processed grades of ≥0.5 oz/tonnes gold and ≥ 40 oz/tonnes silver, combined. These concessions do not include Mineral Reserves.

The Feasibility Study assumes that production water will be from the 900 level (900 m from surface or 850 masl) of the historical Las Chispas Mine and from the Sonora Valley. This combined source of water is considered to be reflective of the regional water table, has been tested, and is adequate in quantity and quality for production purposes. LLA has sufficient water rights for operations.

History

Historical records indicated mining around the Project started as early as the 1640s. There are incomplete historical records available on mining activities in the 1800s and 1900s. A number of small mines were operated during the period 1900-1930.  There is a gap in mining activity records for Las Chispas between the mid-1930s through to 1974.  A small mill operated offsite from 1974 to 1984, treating material from historical mine dumps.

Minefinders Corporation Ltd. (Minefinders) conducted geological mapping and a geochemical sampling program comprising stream sediment and bulk-leach extractable gold (BLEG) samples, underground and surface rock chip sampling, and drilling of seven (7) reverse circulation (RC) drill holes (1,842.5 m) to test potential mineralization adjacent to the Las Chispas mineralized northwest-southeast trend. Drill results were not encouraging.

SilverCrest's subsidiary obtained the rights to the Project in 2015. Exploration work completed to the Effective Date included 1,626 core drill holes (426,441.5 m), surface and underground mapping and sampling, rehabilitation of underground workings, auger and trench sampling of historical mine dumps, Mineral Resource estimations, environmental baseline and supporting studies, initiation of permitting activities, metallurgical testwork approximately 9 km of underground development and completion of a Preliminary Economic Assessment (the PEA) (Tetra Tech, 2019). The Feasibility Study was commissioned in late 2019, and the Report discusses the results of that study.

Geological Setting and Mineralization

Mineral deposits in the Las Chispas district are classified as gold and silver, low to intermediate sulphidation epithermal systems, typical of many deposits in Sonora, Mexico.

In northwestern Mexico, much of the exposed geology can be attributed to the subduction of the Farallon Plate beneath the North American Plate and related magmatic arc volcanism.  The host rocks to mineralization in the Las Chispas district are generally pyroclastic, tuffs, and rhyolitic flows interpreted to be members of the Lower Volcanic Complex. Locally, volcanic pyroclastic units mapped within the underground workings include rhyolite, welded rhyodacite tuff, lapilli (lithic) tuff, and volcanic agglomerate.

All rock types in the Project area show signs of extensive hydrothermal alteration.  Thin section and TerraSpec™ hyperspectral studies identified alteration consistent with argillic and advanced argillic alteration.  Alteration minerals identified include smectite, illite, kaolinite, chlorite, carbonate, iron oxy/hydroxides, probable ammonium, gypsum/anhydrite, silica, and patch trace alunite.

Generally, the host rocks are above the existing water table. Oxidation of sulphides is observed from near-surface to depths greater than 300 m and the presence of secondary minerals is recorded from the Las Chispas historical underground workings approximately 60 m to 275 m in depth from the surface.  Strong and pervasive near-surface oxidation is noted to occur in the Babicanora Area, where host rocks experienced faulting and advanced weathering to limonite, hematite, and clays.

Regionally, the Project is situated in an extension basin related to a Late Oligocene half-graben of the Rio Sonora basin. Multiple stages of normal faulting affect the basin.  The main structures are steep, west-dipping (80°) and sub-parallel to the Granaditas normal fault, which is located along the western margin of the Project, striking approximately 30°. The basin is further cross-cut by younger northwest-southeast trending normal faults that dip to the southwest, creating both regional and local graben structures. Locally, the graben structures are complicated by probable caldera collapse. Three structural controls, excluding bedding contacts, are considered to influence alteration and mineralization:

  150-170° striking and are inclined at approximately 65-75° to the southwest;
  340-360° striking and are inclined 75° west to 75° east; and,
  210-230° striking and are inclined 70-85° to the northwest.

Mineralization is hosted in hydrothermal veins, stockwork, and breccia. Emplacement of the mineralization is influenced by fractures and low-pressure conduits formed within the rocks during tectonic movements.  Mineralization can be controlled lithologically along regional structures, local tension cracks, and faulted bedding planes. Brecciated mineralization formed in two ways: 1) in zones of low pressure as hydrothermal breccia; and 2) as mechanical breccias.  These breccia types are interpreted to occur at the intersection of two or more regional structural trends.  The mineralization is 0.10-10 m in true width, and typically encompasses a central quartz ± calcite mineralization corridor with narrow veinlets within the adjacent fault damage zone.  Stockwork and breccia zones are centred on structurally controlled hydrothermal conduits.

Generally, it appears that epithermal mineralization is higher in the system (closer to the paleo-surface) on the west side (e.g., La Victoria Vein and historical mine) of the Las Chispas district compared to the east side (e.g., Granaditas Vein and historical mine), where there is an observed increase in base metal content.

Argentite is the principal silver mineral. Electrum and native silver can be present. Silver is associated with galena, pyrite ± marcasite and chalcopyrite. Gold occurs as native flakes and in association with pyrite and chalcopyrite. Locally, gold and silver values have a strong correlation with each other.  Base metal contents are low in veins.

The Las Chispas district is divided into the Las Chispas Area and the Babicanora Area, and currently has 45 separate epithermal veins identified. Mineral Resources were estimated for 21 veins, and Mineral Reserves for 15 veins of which six veins (Babicanora Main, Babicanora FW, Babicanora Norte, Babicanora Sur, Babi Vista and Las Chispas) contain the majority of the Mineral Reserves.

Drilling and Sampling

SilverCrest completed a number of drilling program phases in the period 2016-2020.

The Phase I (March 2016 to October 2016) drilling program targeted near-surface mineralization, lateral extensions of previously mined areas, and potential deep extensional mineralization proximal to the historical workings.

The Phase II (October 2016 to February 2018) drilling program focused on surface drilling at the Las Chispas, Babicanora Main, William Tell, and Giovanni veins and on underground drilling at the Las Chispas and Babicanora area veins. New targets, such as the La Varela, La Blanquita, Granaditas, and Amethyst veins were drill-tested.

The Phase III (February 2018 to February 2019) drilling program focused on surface drilling at the Babicanora Main, Babicanora FW, Babicanora HW, Babicanora Norte, Babicanora Sur, Granaditas, Luigi, and Giovanni veins and underground drilling at the Las Chispas Vein. Newly tested targets for the Phase II drilling program included the Babicanora Norte, Babicanora Sur, Granaditas, Luigi, Amethyst and Ranch veins.

The Phase III Extended (February 2019 to October 2020) drilling program was an infill program to support increased confidence for Mineral Resource classification upgrades, and test for expansion of multiple veins. A systematic drill hole vein piercing pattern of approximately 35 m by 35 m was used to support conversion of Inferred Mineral Resources to the Indicated category. Newly tested targets for Phase III Extended drilling program included the Babi Vista Vein and Babi Vista Vein Splay.

Surface collar locations were initially surveyed using a handheld global positioning system (GPS) unit and then professionally surveyed by a local contractor. A survey was completed by external consultant David Chavez Valenzuela in October 2018. The most recent surveys were completed by Precision GPS S.A. de C.V. (Precision GPS) from Hermosillo, Sonora, Mexico. The survey provided drill collar locations, information on roads, and additional detail on property boundaries.

Underground drill hole collars were surveyed by Precision GPS using the underground control points established for each of the workings. All holes were downhole surveyed as single-shot measurements with a Flex-it tool starting at 15 m with measurements at every 50 m to determine deviation. The survey measurements were monitoring downhole deviations and significant magnetic interference from the drill rods that would prevent accurate readings.

For a newly discovered vein, the first 10 drill holes were completely sampled.  Additional drill holes could be entirely sampled, if such sampling were needed to establish a better understanding of geology and mineralization. Sample intervals were laid out for mineralization, veining, and structure. Approximately 10 m before and after each mineralization zone was included in the sampling intervals. A minimum of 0.5 m sample lengths of mineralization material was taken up to a maximum of 3 m in non-mineralization rock.  Each sample interval was either split using a hand splitter or cut using a wet core saw, perpendicular to veining, where possible, to leave representative core in the box and to reduce any potential bias in the sampled mineralization submitted with the sample.

Chip samples and/or channel samples were collected from historical underground workings and newly developed in-vein drifting.  Samples were collected using a small sledgehammer, a hand maul/chisel, and a small tarp on the floor to collect the chips, or a power saw for channeling.  Sampling was conducted at random within the existing historical muck and material stockpiles in the Las Chispas, William Tell, and Babicanora historical workings. Sample collection was completed by hand or shovel, from near surface material, as a non-selective collection to represent both the fine and coarse fragment portions of the muck piles.  Auger sampling, completed as a test program, was conducted on nominal 1 m depth intervals in selected surface mineralized rock dumps. Due to a combination of large rocks and low recovery, the auger program was discontinued.  Trenches were initially hand excavated to approximately 0.5 m in the face of the mineralization rock dumps with collection of samples every 1 m. Subsequently, mechanical trenching was completed on all accessible historical dumps.  A backhoe was used to dig trenches approximately 1.5 m deep and pile the excavated material next to the trench for sampling and description. Sample weights were 3-5 kg.

A total of 641 bulk density measurements were collected on site by SilverCrest using the water immersion method. Seventy-two (72) samples were tested by ALS Chemex (ALS) based in Hermosillo, Mexico for wax-coated bulk density to validate the on-site measurements.  In November 2018, two samples were collected and sent by SilverCrest to Geotecnia del Noroeste S.A. de C.V. based in Hermosillo, for wax coated dry bulk density testing. The bulk density ranged from 4.02 t/m3 with a mean value of 2.52 t/m3.  A uniform mean bulk density of 2.55 t/m³ was applied to all rock types in the Mineral Resource estimate based on the results of the bulk density test work completed by SilverCrest and the two laboratories.

All primary assays were completed by ALS in Hermosillo, ALS in Vancouver, BC, Canada, and Bureau Veritas Minerals Laboratories (Bureau Veritas, formally Inspectorate Labs) in Hermosillo. Check assays were performed by SGS de Mexico S.A. de C.V in Durango, Mexico (SGS Durango). These laboratories are independent of SilverCrest and hold accreditations for selected analytical techniques.

All samples were crushed to 75% (ALS) or 70% (Bureau Veritas) minus 2 mm, then mixed and split with a riffle splitter. A split from all samples was then pulverized to 80% (ALS) or 85% (Bureau Veritas) minus 75 µm. All pulverized splits were submitted for multi-element aqua regia digestion with inductively coupled plasma (ICP)-mass spectrometry (MS) detection, and for gold fire assay (FA) fusion with atomic absorption spectroscopy (AAS) detection.

Samples returning grades above the upper detection limit of >100 gpt Ag from ICP analysis were re-run using aqua regia digestion and ICP-atomic emission spectroscopy (AES) detection and diluted to account for grade detection limits (<1,500 gpt).  Where silver grades were ≥1,500 gpt, the sample was re-run using FA with gravimetric detection.  During the Phase II drilling program, where gold values >1 gpt, the samples were re-run using FA with gravimetric detection, and where gold values were >10 gpt, the samples were re-run using 30 g FA with AAS detection.  Samples returning grades >10,000 ppm Zn, Pb or Cu from ICP-MS analysis were re-run using aqua regia digestion with ICP-AES finish.

The quality assurance/quality control (QA/QC) program consisted of certified reference material (CRM), and blank sample insertions at a rate of 1:50 for all sample types being collected, and insertion of duplicate samples for some underground chip samples, core pulps and coarse rejects.  CDN Resource Laboratories Ltd. Was the source of the CRMs.  The blank samples were collected from a local silica cap.

The sample preparation, analysis, and security program implemented by SilverCrest was designed with the intent to support collection of a large volume of data. Sample collection and handling routines were well documented. The laboratory analytical methods, detection limits, and grade assay limits are suited to the style and grade of mineralization. The QA/QC methods implemented by SilverCrest enabled assessment of sample security, assay accuracy, and potential for contamination. The QP reviewed sample collection and handling procedures, laboratory analytical methods, QA/QC methods, and QA/QC program results and believes these methods are adequate to support the current Mineral Resource estimate.

Data Verification

SilverCrest developed an extensive dataset that is saved and managed using GeosparkTM management software. P&E reviewed the data compilation and audited the GeosparkTM database.  P&E conducted verification of the Las Chispas databases for gold and silver by comparison of the database entries with assay certificates in comma-separated values (csv) file format, obtained directly from ALS Webtrieve. Assay data were verified for five separate datasets: Las Chispas, Las Chispas Underground, Babicanora Underground, William Tell Underground and Babi Vista.

P&E also validated the drill hole database by checking for inconsistencies in analytical units, duplicate entries, interval, length or distance values less than or equal to zero, blank or zero-value assay results, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, survey and missing interval and coordinate fields. A few errors were identified and corrected in the database.

The QP believes the database provided by SilverCrest is reliable and the QP does not consider the few minor discrepancies encountered during the verification process to be of material impact to the data supporting the Mineral Resource estimate.

Mineral Processing and Metallurgical Testwork

Two metallurgical testwork programs were undertaken in August 2017 and November 2018 in support of the previous evaluations of the Project prior to the start of the Feasibility Study. Both programs were completed at SGS Durango. These earlier test programs highlighted the preferred process options to be evaluated and provided context for selection of drill cores and preparation of composite samples for further, more detailed testing.

In 2019, selected samples of mineralization from the Las Chispas deposit, which had either been used in the previous two series of tests at the SGS Durango facility or were new samples from various drill programs at site, were shipped to SGS Lakefield Research in Ontario, Canada (SGS Lakefield), for further metallurgical testing to support the Feasibility Study. The SGS laboratory facilities in Mexico and in Canada are well respected for their metallurgical testwork, and are independent of SilverCrest. There is currently no facility that accredits metallurgical testwork methods.

The materials tested in support of the Feasibility Study were considered to be representative of the Las Chispas deposit, both with respect to the global average materials characteristics, and also with respect to high-grade, low-grade (and waste) and known high-clay containing zones within the deposit.

In summary, work completed from 2019 to the Effective Date of the Report, in support of the Feasibility Study included: chemical and mineralogical analysis of the feed samples; comminution testwork; investigation of pre-concentration options, including gravity separation and flotation; cyanide leaching of concentrate and tailings fractions from both gravity and flotation pre-concentration options; solid-liquid separation testing; precious metals recovery testing (Merrill Crowe process); cyanide destruction testing; and variability testing across key unit operations for selected lithologies and veins.

In 2019 and early 2020, over 200 variability and composite leach tests were completed with a gravity pre-concentration step. The testwork followed a proposed flowsheet incorporating: comminution; gravity pre-concentration; cyanide leaching of the gravity concentrate and tailings fractions; counter-current decant (CCD) washing of the leach residue, and ultimately cyanide detoxification of the tailings slurry prior to filtration and long-term storage; and Merrill Crowe recovery of precious metals and conventional smelting to generate a doré.

Overall, high recoveries for this work were achieved at laboratory scale by application of conventional, commercially proven processes. However, due to the brittle nature of the silver sulphide mineral, argentite, there was a concern that the mineral could overgrind in practice and result in reduced gravity recovery. Therefore, pre-concentration using flotation was pursued, and favourable results were gained from 40 additional flotation tests:

  Gravity concentration: 40-50% gold and silver recovery and 4% mass pull; and
  Flotation concentration: 60-80% gold and silver recovery and 2% mass pull.

An extensive campaign was commissioned in mid-2020 to provide confidence in gold and silver extractions upon cyanidation. This included evaluation of the response of high-grade mineralization and samples with elevated antimony values. Overall recovery, under the most promising conditions tested, ranged from 98-99% for gold and 91-97% for silver.

For this Feasibility Study, a flowsheet incorporating flotation followed by separate cyanidation of the concentrate and tailings was considered to be the most appropriate design for the mineralization at Las Chispas. Over the range of samples tested, overall gold recovery was determined to be relatively insensitive to grade, such that use of an average recovery value of 97.6% would be appropriate. Silver recovery varied linearly with increasing grade, is relatively predictable, and therefore was estimated at 94.3% on the basis of the grade determined for the LOM.

Mineral Resource Estimation

Mineral Resource Estimates were prepared by P&E for potential underground mining of in-situ vein deposits at the Las Chispas and Babicanora Areas, and for surface extraction of stockpiles which remain from historical operations.

All drilling, surveying (collar and downhole) and assay data were provided by SilverCrest in the form of Microsoft Excel data files up to and including a data cut-off date of October 16, 2020.  The database consisted of surface drill holes, underground drill holes and underground channel and chip samples for the in-situ narrow veins and included surface surveys with assay data for surface channel and RC samples for the historical stockpiles.

Mineralized vein wireframes were interpreted and constructed by SilverCrest and verified by the QPs. Some adjustments to the wireframes were made as a result of the reviews, and the QP considered the wireframes to be reasonable and suitable for Mineral Resource estimation.

Vein models, representing the continuous zone of structurally-hosted gold and silver mineralization and the structural extensions of the veins, were developed using the drill core field logs and assays. All veins were constrained to a minimum true width of 0.5 m.  Solids were manually clipped in the initial Mineral Resource modelling stage to include mineralized areas with ≥150 gpt AgEq (where AgEq = Ag gpt + Au gpt * 75.0).  In some cases, samples <150 gpt AgEq were included to maintain mineralized continuity and minimum true width. Zones of internal waste were delineated within the mineralization veins where there was a minimum true thickness of 1.5 m of <150 gpt AgEq across two or more adjacent drill holes. A surveyed topographical surface was provided by SilverCrest.  All mineralization veins were clipped above the surface. Areas of historical mining and significant internal waste zones were clipped from the related vein wireframes.

A unique rock code was assigned to each rock type in the Mineral Resource model.  Assays were constrained by a wireframe and back coded in the assay database with rock codes that were derived from intersections of the clipped mineralized solids and drill holes. A 0.5 m compositing length was selected for the drill hole intervals that fell within the wireframe domains. Grade capping and high-grade transition analyses for gold and silver were undertaken on the composites using log-normal histograms and log-probability plots. The high-grade transition consisted of a restrictive search ellipse and a maximum limiting composite value. Variography analyses were performed using the gold and silver composites within each individual vein wireframe as a guide to determining a grade interpolation search distance and ellipse orientation strategy.

The block model consisted of separate model attributes for estimated gold and silver grades, rock type (mineralization domains), volume percent, bulk density, AgEq value, and classification.  All blocks in the rock type block model were initially assigned a waste rock code. The mineralization domain was used to code all blocks within the rock type block model that contained ≥0.01% volume within the domain. These blocks were assigned individual rock type codes.

Gold and silver grade blocks were interpolated using inverse distance weighting to the third power (ID3). Multiple passes were executed for the grade interpolation to progressively capture the sample points to avoid over-smoothing and preserve local grade variability.  Pass 0 was interpolated with underground samples, when available; Pass 1 and 2 were interpolated with capped composites derived from clipped wireframes for blocks coded with clipped solids. Pass 3 was interpolated with composites derived from unclipped solids for blocks coded with unclipped solids. At the intermediate stage of grade block estimation (May 2020), the AgEq block values were calculated with the following formula which were based on prevailing metal price averages and process recoveries at that time:

  AgEq gpt = Ag gpt + (Au gpt x 83.7).

Models were validated using on-screen visual examination of composites and block grades on successive plans and sections, the ID3 estimate was compared to a nearest-neighbour (NN) estimate, and the ID3 and NN estimates were compared against the composites using swath plots. ID3 was chosen as the preferred interpolation method based on maintaining some high-grade variability within a hard boundary wireframe to develop a better mine plan for blending material for processing.

For the Babicanora Main Vein, estimates were generated and compared between ID3 and ordinary kriging (OK) grade interpolation methods. The results from the comparison showed OK interpolation with more tonnes, less grade, and approximately 4% more AgEq ounces.

An interpolation comparison between estimates that included or excluded the influence of recent in-vein development underground channel samples was completed for the Babicanora Main Vein.  Comparatively, higher gold grades are reported from underground channel samples due to better sample recovery of the fine (<75 µm) fraction in relation to the drill hole core. No major biases were noted from this validation procedure and underground channel samples were used for the Babicanora Main Vein Mineral Resource modelling.

In August 2020, the following parameters were used to calculate the AgEq cut-off grades (COG) to support the deposit as a reasonable prospect for eventual economic extraction: selective underground mining methods; silver price of $18.50/oz (approximate two-year trailing average at October 31, 2020); silver process recovery of 95%; marginal mining cost of $40/t; processing cost of $30/t, and general and administrative (G&A) cost of G&A: $15/t. AgEq cut-off for reporting the Mineral Resource estimate amenable to underground mining was calculated as follows:

  ($40+ $30+$15) / ($18.50/31.1035 x 95%) = 150 gpt AgEq.

A Measured Mineral Resource was only classified for the recent underground sampled workings in the Babicanora Main Vein with a 10 m range extended up and down from the samples interpolated with underground channel and chip samples and drill holes within this area. Indicated Mineral Resources were classified for the blocks interpolated with the Pass 1 and 2, which used at least two drill holes within 50 m. Inferred Mineral Resources were classified for all remaining grade blocks within the mineralization vein wireframes >150 gpt AgEq with some lower grade exception based on continuity. The classifications were adjusted on a longitudinal projection to reasonably reflect the distribution of each classification.

In addition to the estimate of material potentially amenable to underground mining, Mineral Resources were estimated for selected historical dumps and stockpiles. The estimated tonnage of each stockpile was calculated using the average thickness, based on trench profiles and auger drill holes, an estimated bulk density of 1.7 t/m3, and a measured surface area, calculated in GEMS using the dump perimeter. Grade capping was applied to gold and silver assay data for each stockpile area, then average grades were estimated for each stockpile area based on the samples collected. The Mineral Resource Estimate for the historical stockpiles were calculated using a COG of 110 gpt AgEq.

Mineral Resource Statement

The Mineral Resource estimates are reported with an effective date of October 16, 2020.  The QPs for the estimates are Mr. Yungang Wu, P. Geo. and Mr. Eugene Puritch, P.Eng., of P&E.

Mineral Resources considered potentially amenable to underground mining methods are provided in Table 0-1 (Summary) and Table 0-2 (Details). Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 0-1: Las Chispas Mineral Resource Estimate Summary at 150 gpt AgEq Cut-off(1-8)

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Area Total	Measured + Indicated	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas Area Total	Indicated	445.1	4.20	548	913	60.1	7,844	13,065
Total Undiluted Veins	Measured + Indicated	2,659.6	6.82	659	1,251	583.3	56,316	107,004
Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,135
Total (Veins + Stockpiles)	Measured + Indicated	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Area Total	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas Area Total	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total (Undiluted Veins)	Inferred	1,240.0	4.35	367	745	173.4	14,634	29,705

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in the Report were estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

5. Historical mined areas were removed from the wireframes and block model.

6. AgEq is based on gold to silver ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

7. Mineral Resources are inclusive of the Mineral Reserves stated in Section 15 of the Technical Report.

8. Totals may not add due to rounding.

Table 0-2: Las Chispas Mineral Resource Estimate Details (1-8) at 150 gpt AgEq Cut-off

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Main	Measured	143.3	13.52	1,192	2,366	62.3	5,490	10,901
Babicanora Main	Indicated	919.0	5.29	532	992	156.3	15,720	29,302
Babicanora Main	Measured + Indicated	1,062.3	6.40	621	1,177	218.6	21,210	40,204
Babicanora FW	Indicated	162.7	6.60	610	1,184	34.5	3,190	6,191
Babicanora HW	Indicated	119.3	2.48	151	366	9.5	579	1,406
Babicanora Norte	Indicated	351.5	9.03	1,067	1,851	102.0	12,051	20,919
Babicanora Norte HW	Indicated	66.9	2.87	236	486	6.2	507	1,045
Babicanora Sur	Indicated	233.4	7.09	372	988	53.2	2,791	7,412
Babicanora Sur HW	Indicated	18.4	2.62	97.5	325	1.5	57	191
Babi Vista	Indicated	179.9	15.81	1,293	2,668	91.5	7,480	15,482
Babi Vista FW	Indicated	20.2	9.53	928	1,756	6.2	603	1,141
Babicanora Area Total	Measured + Indicated	2,214.5	7.35	681	1,319	523.2	48,471	93,939
Las Chispas	Indicated	208.2	5.74	748	1,246	38.4	5,007	8,344
Giovanni	Indicated	70.8	2.76	394	634	6.3	896	1,443
Gio Mini	Indicated	54.9	3.70	466	787	6.5	821	1,388
William Tell Main	Indicated	17.3	1.99	283	456	1.1	157	253
Luigi	Indicated	61.9	2.48	338	553	4.9	672	1,101
Luigi_FW	Indicated	31.9	2.74	281	520	2.8	288	533
Las Chispas Area Total	Indicated	445.1	4.20	548	913	60.1	7,844	13,064
Total Undiluted Veins	Measured + Indicated	2,659.6	6.82	659	1,251	583.3	56,315	107,004
Stockpiles	Indicated	164.2	1.23	108	215	6.5	572	1,134
Total (Veins + Stockpiles)	Measured + Indicated	2,823.8	6.50	627	1,191	589.8	56,888	108,139
Babicanora Main (Inc. El Muerto Zone)	Inferred	342.0	3.02	256	519	33.2	2,819	5,706
Babicanora FW	Inferred	5.4	1.39	154	275	0.2	27	48
Babicanora HW	Inferred	6.0	1.97	79	250	0.4	15	48
Babicanora Norte	Inferred	53.1	2.09	317	499	3.6	541	851
Babicanora Norte HW	Inferred	27.2	1.77	172	326	1.6	151	286
Babicanora Sur	Inferred	79.4	4.94	251	681	12.6	641	1,737
Babicanora Sur HW	Inferred	2.8	2.53	6	226	0.2	1	21

Vein	Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Babicanora Sur FW	Inferred	42.0	1.77	162	316	2.4	219	426
Babi Vista	Inferred	14.1	3.05	222	488	1.4	101	221
Babi Vista Splay	Inferred	211.4	13.00	909	2,039	88.3	6,180	13,857
Babi Vista FW	Inferred	15.1	2.36	214	419	1.1	104	204
Granaditas 1	Inferred	43.5	4.11	295	653	5.8	413	913
Granaditas 2	Inferred	19.7	1.19	182	285	0.8	115	180
Babicanora Area Total	Inferred	861.6	5.47	409	884	151.6	11,325	24,496
Las Chispas	Inferred	71.7	3.27	469	753	7.5	1,082	1,736
Gio Mini	Inferred	6.8	2.20	535	726	0.5	118	160
William Tell Main	Inferred	155.5	1.49	233	363	7.4	1,166	1,813
William Tell HW	Inferred	55.9	2.00	237	412	3.6	427	740
William Tell Mini	Inferred	33.5	1.60	172	311	1.7	185	334
Luigi	Inferred	19.7	1.14	161	260	0.7	102	165
Luigi_FW	Inferred	35.2	0.33	202	230	0.4	229	261
Las Chispas Area Total	Inferred	378.4	1.80	272	428	21.9	3,308	5,209
Total Undiluted Veins	Inferred	1,240.0	4.35	367	745	173.4	14,633	29,705

Notes:

1.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

3. The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It can be reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

4. The Mineral Resources in the Report were estimated using the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves.

5. Historical mined areas were removed from the wireframes and block model.

6. AgEq is based on Au: Ag ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

7. Mineral Resources are inclusive of the Mineral Reserves stated in Section 15 of the Technical Report.

8.  Totals may not add due to rounding.

Mineral Reserve Estimation

Mineral Reserves were converted from Measured and Indicated Mineral Resources using applicable modifying factors.  The Inferred Mineral Resources contained within the Mineral Resource block models were treated as waste at zero grade.

COGs were calculated using input parameters, such as process recovery, processing costs, G&A costs, commodity prices, exchange rate, and marketing costs (Table 0-3).

Table 0-3: COG Input Parameters

Input Parameters
Processing Costs	$/t milled	35.00
General & Administrative costs	$/t milled	15.00
Gold Price	$/oz	1,410
Silver Price	$/oz	16.60
Conversion	g/oz	31.10
Government Gold Royalty	%	0.5
Gold Recovery	%	96.0
Silver Recovery	%	94.0
Recovered Gold/Silver Ratio	Au/Ag	86.9
Gold Payable	%	99.85
Silver Payable	%	99.85
Transport	$/oz	0.01
Treatment and Refining	$/oz	0.22
Net Value (Ag)	$/oz	15.25
Net Value (Ag)	$/g	0.49

Operating costs were based on an extraction and processing rate of 1,250 t/d.  Marginal COGs were also calculated without development costs.

COGs were defined by mining method:

  Long hole and Avoca mining methods:  COG with dilution = 190 gpt AgEq; COG marginal with dilution = 170 gpt AgEq;

  Cut-and-fill mining methods:  COG with dilution = 250 gpt AgEq where the stope mining width is 1.5 m, 220 gpt AgEq where the stope mining width is 2.5 m, 200 gpt AgEq where the stope mining width is 4.5 m; marginal COG with dilution = 210 gpt AgEq where the stope mining width is 1.5 m, 200 gpt AgEq where the stope mining width is 2.5 m, and 190 gpt AgEq where the stope mining width is 4.5 m;

  Cut-and-fill mining methods using resue:  COG with dilution = 430 gpt AgEq where the stope mining width is 0.5 m, 330 gpt AgEq where the stope mining width is 1.0 m, 290 gpt AgEq where the stope mining width is 1.5 m; marginal COG with dilution = 300 gpt AgEq where the stope mining width is 0.5 m, 240 gpt AgEq where the stope mining width is 1.0 m, and 220 gpt AgEq where the stope mining width is 1.5 m; and

  Stockpiles:  110 gpt AgEq.

Stopes were designed using Deswik Stope Optimizer (DSO) software.  Multiple DSO scenarios were run to obtain the best results in terms of tonnage and grade. The DSO software was first programmed to estimate the economic stopes with the applicable COG. A second set of economic calculations were then completed with the use of the applicable marginal COG. The stopes calculated from the marginal COG that were continuous with the first stopes were considered for reserve inclusion.

Unplanned mining dilution was applied using DSO by allowing for dilution on the hanging wall and footwall. Different thicknesses of dilution were selected depending on the mining method. A 0.2 m shape surrounding the mineralization vein was created in the Mineral Resource block model using drill holes assays to evaluate the dilution grade outside the mineralization zone.  Apart from these shapes, the diluting material was assumed to have zero grade.  Some of the cemented rock fill (CRF) is expected to fall into the stope and be removed from an adjacent stope and/or be scraped off the stope floors during the mineralized material loading. This material was also assumed to have zero grade.

A 95% mining recovery was used for the various mining methods to account for the under-break and for the mineralized material left in place. Since the mining methods used are largely very selective, this percentage also included some of the rock left in place in the sill pillars.

The Mineral Reserve estimates have an effective date of January 4, 2021.  The QP for the estimate is Mr. Carl Michaud, P.Eng., a GMS employee. COGs were calculated using input parameters, such as process recovery, processing costs, G&A costs, commodity prices, exchange rate, and marketing costs (Table 0-4 and Table 0-7).

Table 0-4: Mineral Reserve Estimate (effective date: January 4, 2021)

Classification	Tonnes (k)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (koz)	Contained AgEq (koz)
Proven	336.5	6.21	552	1,091	67.1	5,971	11, 806
Probable	3,014.7	4.65	451	855	451.0	43,707	82,898
Proven + Probable	3,351.2	4.81	461	879	518.1	49,679	94,740

Notes:

1. The Mineral Reserve is estimated using the 2019 CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines and 2014 CIM Definition Standards for Mineral Resources & Mineral Reserves.

2. The Mineral Reserve is estimated with a variable COG which was calculated by vein width and economic and operating parameters. Refer to Subsection 15.2 for COG estimation details.

3. The Mineral Reserve is estimated using long-term prices of $1,410/oz for gold and $16.60/oz for silver.

4. A government gold royalty of 0.5% is included in the Mineral Reserve estimates.

5. The Mineral Reserve is estimated with a mining recovery of 95%.

6. The Mineral Reserve presented includes both internal and external dilution. The external dilution included a mining dilution of 0.5 m width on the hanging wall and footwall for the long hole mining method and a 0.2 m width on the hanging wall and footwall for the cut-and-fill and resue mining methods. Backfill dilution is also included and represents 7% for the long hole mining method and 10% for cut-and-fill and resue mining methods.

7. A minimum mining width of 1.5 m was used for the long hole and cut-and-fill mining methods. A minimum mining width of 0.5 m was used for the resue mining method.

8. The economic viability of the Mineral Reserve has been demonstrated.

9. AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

10. The Qualified Person for the estimate is Mr. Carl Michaud, P.Eng., Underground Engineering Manager for GMS. The estimate has an effective date of January 4, 2021.

11. Totals may not add due to rounding.

Table 0-5: Mineral Reserve Estimate by Vein (effective date: January 4, 2021)

Vein	Classification	Tonnes (kt)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (Moz)	Contained gEq (Moz)
Babicanora Main	Proven	119.4	13.11	1,168	2,307	50.3	4,486	8,860
Babicanora Main	Probable	1,474.8	3.47	337	638	164.6	15,965	30,273
Babicanora Norte	Probable	514.8	5.87	682	1,192	97.1	11,289	19,732
Babi Vista	Probable	220.7	11.71	955	1,972	83.1	6,774	13,994
Babi Vista FW	Probable	18.8	8.64	867	1,618	5.2	524	978
Babicanora Sur	Probable	305.3	4.98	262	695	48.9	2,569	6,818
Babicanora Sur HW	Probable	6.1	3.12	102	373	0.6	20	73
Total Babicanora Area	Proven	119.4	13.11	1,168	2,307	50.3	4,486	8,860

Vein	Classification	Tonnes (kt)	Au (gpt)	Ag (gpt)	AgEq (gpt)	Contained Au (koz)	Contained Ag (Moz)	Contained AgEq (Moz)
Total Babicanora Area	Probable	2,540.6	4.89	455	880	399.6	37,142	71,867
Las Chispas	Probable	180.6	5.21	661	1,114	30.2	3,841	6,470
Giovanni	Probable	65.8	2.02	301	476	4.3	637	1,007
Gio Mini	Probable	64.6	2.51	318	536	5.2	660	1,112
Luigi	Probable	37.7	2.27	309	506	2.8	374	613
Luigi FW	Probable	38.7	1.67	178	323	2.1	222	402
William Tell	Probable	8.9	1.94	273	441	0.6	78	126
Total Las Chispas Area	Probable	396.3	3.54	456	764	45.1	5,812	9,731
Historical Stockpiles	Proven	162.6	1.23	108	215	6.4	565	1,123
Babicanora Stockpile + Open stope	Proven	54.5	5.93	525	1040	10.4	920	1,823
Babicanora Stockpile + Open stope	Probable	77.8	2.51	301	519	6.3	754	1,300
Total Mineral Reserve Estimate	Proven	336.5	6.21	552	1,091	67.1	5,971	11,806
	Probable	3014.7	4.65	451	855	451.0	43,707	82,898
	Proven+ Probable	3,351.2	4.81	461	879	518.1	49,679	94,704

Note:

1. Footnotes to Table 0-4 also apply to this table.

2. Babicanora Main Vein includes Babicanora Central Zone, Babicanora FW Vein and Babicanora HW Vein.

3. Babicanora Norte Vein includes Babicanora Norte HW Vein.

Factors that may affect the Mineral Reserve estimates include: geological complexity, geological interpretation, and Mineral Resource block modelling; COG estimations; commodity prices, market conditions and foreign exchange rate assumptions; operating cost assumptions; sustaining capital costs to develop; rock quality and geotechnical constraints, dilution and mining recovery factors; hydrogeological assumptions; and metallurgical process recoveries.

Dilution grades for dilution were estimated from the Mineral Resource block model for the planned and unplanned dilution. Table 0-6 presents the average expected unplanned dilution by area.

Table 0-6: Average Dilution by Mining Area

Areas	Average Dilution
Babicanora Main	48%
Babi Vista	90%
Babicanora Norte	56%

Areas	Average Dilution
Babicanora Central	24%
Babicanora Sur	60%
Las Chispas	65%
Las Chispas Average All Areas	52%

There are no other environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors known to the QP that would materially affect the estimation of Mineral Reserves that are not discussed in the Report.  It is reasonably expected that all necessary government approvals will be issued for the Project to proceed.

Mining Methods

Geotechnical Considerations

A detailed geotechnical program was carried out in 2019-2020 by Rockland, consisting of site visits, field data collection, laboratory tests, analytical, and numerical modeling investigations.

The majority of resource drill holes were geotechnically logged and point load tested. Two rock mass classification systems were employed for the rock quality data collection program. Geotechnical data were collected from the immediate hanging wall, vein domain, and immediate footwall domains. The results are summarized in Table 0-7.

Table 0-7: Rock Quality Ranges based on the RMR76 Rock Mass Classification

Vein Name	Hanging wall Domain Range	Vein Footwall Domain Range	Footwall Domain Range
	25% - 75% Percentile	25%-75% Percentile	25%-75% Percentile
Babicanora Main (upper part) and Babicanora Central Zone	26-41 Poor-Fair	24-45 Poor-Fair	30-62 Poor-Good
Babicanora Main (lower part)	40-51 Poor-Fair	40-47 Poor-Fair	47-60 Fair
Babicanora Norte, Babicanora Norte Northwest, Babi Vista, Babicanora Sur, Babicanora FW, Las Chispas Vein, La Blanquita Zone, and Giovanni Veins	51-84 Fair- V. Good	41-76 Fair-Good	47-84 Fair- V. Good

Therefore, the rock quality of the various Las Chispas veins can be broadly divided into two main domains: "Poor-Fair/Good" and "Fair-Good/V. Good". The lower part of the Babicanora Main vein has a better rock quality than the upper portion. The Babicanora Norte, Babicanora Norte Northwest, Babi Vista, Babicanora Sur, Babicanora FW, Las Chispas, La Blanquita Zone, and Giovanni Veins have a range of "Fair-Good/V. Good" rock quality. Stope dimension analysis was conducted using the collected rock quality data and stability graph method for all veins. The results were used to assist in the selection of mining methods.

Ground support selection considered industry-standard empirical design guidelines and Rockland's experience with variable ground conditions. Ground support was recommended based on rock quality, the period in use (long-term or short-term), and the size of headings (excavation). The ground support consisting of Inflatable bolts (e.g., Swellex) or resin rebars with Split Sets and mesh was specified.

Several of the Babicanora Central stopes will come close to the ground surface; crown pillars are required for these stopes. A stability analysis, consisting of empirical and numerical modeling methods, was carried out to recommend the minimum crown pillar thickness. The crown pillar geometries were based on the three-dimensional solid model, and the rock quality was based on drill hole information from the crown pillar area. Using the scaled crown span empirical method, a minimum factor of safety of 1.5 with a probability of failure of 5-10% was chosen. Subsequently, CPillar limit equilibrium (Rocscience, 2019) and RS2 (Rocscience, 2019) finite element analyses were carried out to verify the empirical assessments. The results show that a crown pillar with strike lengths of 25 m, 50 m, and 100 m should have a minimum thickness of 12 m, 12.5 m, and 13 m, respectively.

Hydrological Considerations

A hydrological and hydrogeological study was completed by HRI. Work completed included: installation of six pressure probes to measure flow elevations; water elevation measurements taken for quality control purposes in three piezometers to verify measurements taken by SilverCrest; slug testing in three piezometers; and pump tests in a stope at the base of the historical workings at Las Chispas that is filled with groundwater, and which is the only known location in the historical operations that has groundwater.

There was insufficient rainfall during the monitoring period to generate any pressure variation between the six pressure probes.

Water elevation measurements indicated the presence of a perched phreatic surface considerably above the natural water table.  The water table is at approximately 900 m elevation and the perched phreatic surface is at about 1,032 m elevation.  The perched phreatic surface does not impact the historical workings, and for the purposes of the mine plan, will not require dewatering.  Pump tests indicated that the host rocks had low permeability. Based on the pump test results, a maximum flow of about 9.4 L/s has been estimated at the end of operation of Las Chispas Area. There is insufficient data to determine if this flow rate will be sustained in the long-term. As a result, the mine plan in this area was designed with a dewatering system in the lower levels with a pumping capacity of 9.4 L/s; however, this pumping system will not be required until late in the mine life.

As the majority of the workings will be above the water table elevation of 900 masl, groundwater inflows are not expected to be a concern to mining operations. No impacts to surrounding perennial streams or valley bottoms are expected from mine dewatering activities, since these are typically dry other than during short-term, low precipitation rainfall events. The Rio Sonora, located 7 km west of the future operation, is considered to be too distant to be affected by any future mine-related pumping.

Mining Methods

The mine design was based on a production rate of 1,250 t/d and will be reached by maintaining a proper balance between productive and selective mining methods.  The proposed mining approach will use variations of long hole stoping and cut-and-fill mining methods via several access drifts and ramps. These methods are appropriate to the sub-vertical vein geometry and to veins that have thicknesses ranging from 0.5-10 m.

The long hole stope mining methods will include long hole longitudinal retreat stoping and Avoca. These methods will be used in mining areas where vein thicknesses are >1.5 m and where ground conditions are fair-good. Avoca requires multiple accesses to the veins, whereas long-hole longitudinal retreat typically requires only one access. Variations of cut-and-fill mining methods will include cut-and-fill with uppers, cut-and-fill with breasting and resuing. Cut-and-fill with uppers will be used in mining areas with fair ground conditions and where the vein thickness is >1.5 m. Cut-and-fill with breasting will be used in mining areas with adverse ground conditions, and where the vein thickness is >1.5 m. Resuing will be used in mining areas where the vein thickness is <1.5 m, independent of ground conditions. Mining areas will be accessed via three portals: the Santa Rosa, Babicanora Central, and San Gotardo portals.

The level spacing was selected based on the mining method chosen and the efficiency of long hole drilling. The level distance is generally 18 m for areas where cut-and-fill will be the predominant mining method. A 15 m level spacing was used for the Babicanora Main to reduce the length of the long hole drilling, and thus reduce the deviation of the drilling. This allows for reduced dilution and better vein recovery.  The level distance for the cut-and-fill and resuing was set at 18 m to reduce the total development required.

Declines will provide access from the portals to mining levels for all veins and zones. Depending on the mining methods selected, drifts may be required to access the mineralized zones. Excavation dimensions are set at 4.5 m x 4.5 m. Rigid ventilation ducts, freshwater, compressed air, and dewatering pipes and power cable will be installed in declines and main access drifts. The ramp incline is set at -15% grade. Loading and hauling will be carried out to the nearest muck bay that will be located at a maximum distance of 200 m. Dimensions will allow the use of 10 t scoops, 30 t trucks and two-boom jumbos. This equipment will be sufficient to achieve the daily development productivity target.

Pivot drives will be excavated for zones mined using cut-and-fill methods (breasting, uppers and resue). Only Babicanora Main, which will be mined by long hole method, will not have a pivot drive. The pivot drive dimensions are set at 4 m x 4 m. Fan, freshwater and compressed air pipes will be installed. The pivot drive incline will range from -18% to +18% grade. Loading and hauling will be carried out to the nearest muck bay, which will be located at a maximum distance of 60 m. The first pass advance will be conventional development and will be followed by five backslash passes. Dimensions will allow the use of 10 t scoops and two-boom jumbos.

Long hole sills will be excavated in the Babicanora Main Vein. Dimensions are set at 3 m x 3 m. The long hole sill will be developed following geology. Services such as fan pipes, fresh water etc. will be located directly in the long hole sills. Long hole sills will be used to drill and blast stopes and to mine muck. Loading and hauling will be carried out to the nearest muck bay that will be located at a maximum distance of 250 m. Dimensions will allow the use of 3 t scoops and single-boom jumbos.

Development of cut-and-fill sills will include sills developed by breasting, uppers and resuing Dimensions are set at 3 m L x 3 m H for upper and breasting sills and 2.6 m L x 3 m H for resuing sills. Services such as fan pipe, fresh water etc. will be located directly in the cut-and-fill sills. Loading and hauling will be carried out to the use of 1.5 t or 3 t scoops, single-boom or two boom jumbos, or jacklegs, depending on the dimensions.

Several raises will be required for the different mine zones. Raises for all zones will be 3 m in diameter for main raises (drilled by raise boring) and 3 m x 3 m for internal raises.  Some ventilation raises will also serve as escape ways. A prefabricated modular manway system will be installed in the emergency exits. This system has been proven to save time and costs to establish the manway. Ventilation raises between the levels will be excavated by the drop raise method.

Mining operations will extract from 16 principal veins: Babicanora Main including Area 51 and Babicanora Central zones, Babicanora FW, Babicanora HW, Babicanora Sur, Babicanora Sur HW, Babicanora Norte including Area 200 Zone, Babicanora Norte HW, Babi Vista, Babi Vista FW, Luigi, Luigi FW, William Tell, Giovanni, Gio Mini and Las Chispas including Area 118 Zone. These veins are grouped into six main mining areas: Babicanora Main, Babicanora Sur, Babi Vista, Babicanora Norte, Babicanora Central Zone and Las Chispas.  Each of these mining areas will be serviced by supporting infrastructure including power distribution, compressed air distribution, water supply, ventilation, dewatering and communications.

Three drill types will be used depending on the size of the excavations. Mechanized bolters are planned for the ground support installation. Depending on the excavation size, two types of bolters will be used: standard size bolters for waste development, and narrow vein bolters in other excavations. Jackleg and stoper drills are planned for bolting in raises, drilling safety bays, service drilling, and ground support installation. Electric-hydraulic long hole drills are planned for the production holes.

Based on the mining method and excavation dimensions a fleet of 1.2 t, 3 t, 3.5 t and 10 t load-haul-dump (LHD) vehicles were selected. The 1.2 t, 3 t and 3.5 t LHD units will remove the mineralized material or waste from the stope and transport it to a muck bay, where the 10 t LHD can directly load haul trucks. In long hole stopes, an LHD equipped with remote control will be used to keep personnel away from unsupported ground. LHDs will tram the material to a nearby re-muck bay.

A 30 t diesel truck fleet was selected to bring rock to surface. The trucks will be loaded by the 10 t LHD at the loading point. Each sector of the mine will have loading points on each production level. The trucks will travel to surface where broken (not crushed) mineralized material or waste will be unloaded on a surface transfer pad. From this pad, mineralized material will be transported by surface mining trucks or via loader to the process plant. The waste not used for rockfill will be transported by surface mining trucks to the appropriate waste rock storage facility (WRSF). All mining activities will be completed via a contractor that will supply adequate underground mining equipment for the different mining activities

SilverCrest will supply fuel, electricity, explosives, explosives accessories, ground support consumables (e.g., rebars, wire mesh), construction consumables (e.g., steel), and services consumables (e.g., piping, rigid ventilation ducts).

Development has already commenced on the Babicanora Main area. Material mined prior to 2021 was stockpiled on surface. Including in-vein development and production, a total of 3.35 Mt including historical stockpiles will be mined over a period of approximately 8.5 years. The pre-production period will start in 2021 and will end during the second quarter of 2022. Development during the pre-production period will be carried out in the Babicanora Main, Babicanora Norte and Babi Vista mining areas. The average grade mined is forecast to be 4.81 gpt Au and 461 gpt Ag or 879 gpt AgEq. The production schedule was established for an annual mill feed production rate of 456,200 t/a. The schedule was built to maximize tonnage throughput to the process plant and, where possible, target higher-grade mining blocks in the early stage of the mine life. The single heading advance rate were set a 2.5 m/d with a scheduling maximum constraint of 300 m of lateral advance per month. This performance level was shown to be achievable at the Project in 2019-2020.  Total mine underground capital and operating development will be 53,554 m and 32,220 m, respectively. Underground overall development will average 9,500 m/a or 26.0 m/d from Year 1 to Year 8.

The mine will operate seven days per week with two shifts of 12 hours each. Development and production crews will be on a schedule of 14 days working/seven days off, for two 12-hour shifts. The maintenance crew will also be on the same schedule of 14 working days/seven days off, for 12 hr/shift, night and day, or days only. This schedule is equivalent to operating 365 days per year. Staff mine labour, including mine management and the technical department will work on five, eight-hour shifts, per week.

Mine services will include ventilation, water supply, power, provision of cemented rock fill, compressed air, fuel, surface and underground communications networks, explosives storage and handling, and transport for personnel and materials.  All major mechanical maintenance will be performed on surface at the existing workshop. Only minor maintenance and emergency work will be performed underground by mobile maintenance crews.

Recovery Methods

Based on the metallurgical testing results, Ausenco's design expertise and experience from local operations treating similar types of mineralized material, the planned flowsheet, which is designed for treatment of a variety of feed grades, is flexible and robust. The flowsheet is based on well-proven unit operations in the industry and there are no unique or novel processing methods required for gold and silver recovery.

The process plant will be located at the mine site and will receive blended feed material from a number of different mineralized veins. The key project design criteria for the plant are:

  Major equipment designed for nominal throughput of 1,250 t/d with the ability to accommodate increased throughput up to 1,750 t/d via an expansion.

  Crushing circuit availability of 70%, supported by the use of a surge bin, a dedicated feeder and an emergency stockpile to provide continuous feed to the balance of the process plant; and

  Process flowsheet (Figure 0-1) including semi-autogenous grinding (SAG), flotation, independent cyanide leaching circuits for both flotation concentrate and tailings streams, Merrill Crowe circuit, and tailings handling facilities, with an overall availability of 91.3%, given:

    Axb of 41 and BWI of 19.4 kwh/t;

    Design head grades of 8 gpt Au and 800 gpt Ag with the ability to handle peak head grades of as much as 13 gpt Au and 1,300 gpt Ag; and,

    Overall process recovery of 97.6% gold and 94.3% silver for LOM average grades.

The total operating power for the process plant will be 4.6 MW. Provision will be made for raw water to be supplied from the underground mine, the fresh water (storm) pond, the Sonora Valley, or any combination thereof pending availability and requirements. Wherever possible in the plant, process water or barren solution will be used to minimize freshwater consumption. Potable water will be sourced from the sediment-free water in the raw water tanks and treated prior to distribution or shipped to site. Plant consumables will include quick lime, sodium cyanide, lead nitrate, oxygen, flocculants, coagulant, Aerofloat 208, PAX, frother, diatomaceous earth, zinc powder, copper sulphate, sodium metabisulfite, antiscalant, and flux.

Figure 0-1: Overall Process Flow Diagram

Project Infrastructure

Infrastructure Requirements

Infrastructure that will be required for the mining and processing operations will include:

  Underground mine, including portals, ramps and vents;

  Roads: main access road, site access road, bridge crossing, borrow pit haul road, filtered tailings storage facility (FTSF) haul road, waste rock storage facility (WRSF) haul road, and explosives access road;

  Diversion and collection channels, culverts, and containment structures;

  Site main gate and guard house;

  Construction camp;

  Power and waster distribution;

  Warehouse and truck shop, offices, process plant dry facility, medical clinic, and nursery;

  Explosives magazines;

  Processing plant;

  Control room;

  Doré room;

  Assay laboratory (off-site facility);

  Reagent storage facility;

  Water treatment plant;

  Mineralized stockpiles and WRSFs;

  FTSF;

  Hazardous waste containment facility; and

  Exploration core shack.

Figure 0-2: Proposed Site Layout

Waste Rock Storage Facility

The WRSF will have a capacity of approximately 0.9 Mt and will be a temporary facility that will store development waste before returning it to be used as rock fill in mined-out stopes. Although current waste rock characterization indicates no potential for acid generation, contact water channels as well as contact water ponds have been considered to capture surface water runoff from this temporary structure and allow for water sedimentation/monitoring before returning it to the process plant as make up.

Stockpile

The mineralized material stockpile will have a capacity of about 0.3 Mt with segregated piles by grade (or clay content). Non-contact water management structures will be used around the stockpile area to minimize contact water generation. Contact water channels and contact water ponds were designed to manage and capture runoff from this temporary structure.

Filtered Tailings Storage Facility

A FTSF concept was adopted based on the mine plan, the limited available construction materials, and to avoid risks associated with storage of conventional slurried tailings behind a dam. Tailings will be thickened, filtered, and delivered by trucks to the FTSF.  Two facilities were designed to store approximately 4.5 Mt of tailings. However, based on the current LOM and estimated production only the East FTSF will be constructed, and will have a storage capacity of 3.5 Mt of filtered tailings.

Each facility would have an overall slope of 2.8:1 (H:V), slope between benches of 2.2:1 (H:V), and maximum approximate heights of 50m to 56 m (measured from the lowest portion of the starting buttress to the maximum elevation of the dry stacks). The East FTSF will be located about 530 m northeast of the process plant and will cover an area of 101,932 m2. The NW FTSF would be about 300 m northwest of the process plant and will cover an area of 47,758 m2.

The FTSF will include contact water collection channels, contact water collection/storage ponds, sub-drain collection systems, and access roads. Non-contact water diversion channels will be constructed to reduce the amount of surface contact water generated from the FTSF area.

Power and Fuel

Electrical power will be supplied to site from the national grid, by way of an overhead power line, rated to carry 8.5 MVA at 33 kV. Connection to the grid will be at the Nacozari de Garcia substation, which is 74.4 km from the Project. The Comisión Federal de Electricidad (CFE) has approved the transmission line and anticipates completion of the upgrades and construction to be completed with power supply available at Las Chispas by Q1 2022. Approximately 49 km of line construction is required, and these right-of-ways have been acquired.

Diesel fuel requirements for the mining equipment, process and ancillary facilities will be supplied from two modular above-ground diesel fuel storage tanks.

Camp

The Project will require the use of a temporary construction camp. The camp will generally be self-contained and have its own power generation and heating capabilities, potable water treatment plant, and sewage treatment plant.  The first phase of the 520 man-camp (320 rooms) is scheduled to be completed in February 2021. The second phase (100 rooms) is scheduled for Q1 2021 and the third phase (100 rooms) is scheduled for Q2 2021. Given the risk associated with the operation of a camp during a pandemic, SilverCrest has implemented a second facility directly in the small town of Arizpe. The facility is already operational and for the most part supports the exploration needs of the company in a confined setting. The facility has a capacity of 150 beds to supplement the construction camp. The camps are intended as temporary facilities only and will be demobilised upon completion of project construction.

Water Management

Water required for the Project will be supplied as groundwater from dewatering of the underground mine and or from the Sonora Valley, as required. The Project design includes water diversion features to divert precipitation and groundwater away from project infrastructure and direct it to natural receiving streams to minimize the generation of contact water. The layout also includes water collection ponds to collect any contact water that is produced, and to store any excess water from the underground workings such that it can be recycled for use in the process plant. There is not expected to be any water discharged from the plant site.

Market Studies and Contracts

Detailed market studies on the potential sale of gold and silver doré were not completed.  The doré bars produced at the Project can be expected to have variable gold and silver contents and a variable gold to silver ratio, depending mainly on the corresponding gold and silver grades of the feed material being processed at any given time. Over the projected LOM, the metal content is expected to be 0.5%-1.5% gold and 90%-95% silver with the balance impurities. Prior to production, SilverCrest will engage with gold and silver buyers and refiners, and make the necessary arrangements to safely transport, refine, and sell the doré.

Gold and silver doré can be readily sold on many markets throughout the world and the market price can be ascertained on demand. Numerous mining operations produce and sell gold and silver doré in Mexico and elsewhere, and there is sufficient information available in the public domain or furnished to SilverCrest directly from third party refiners or comparable doré producers to use as the basis for the economic analysis.

Metal pricing for financial analysis was agreed upon based on consideration of various metal price sources. This included review of consensus price forecasts from banks and financial institutions, three-year trailing average of spot prices, and current spot prices. The metal pricing for the base case economic model was:

  Gold price of $1,500/troy oz payable; and,

  Silver price of $19.00/troy oz payable.

No contracts were entered into at the Report Effective Date for mining, facility operations, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.  It is envisaged that SilverCrest would sell any future production through contracts with a refiner, or on the spot market, as applicable. It is expected that when any such contracts are negotiated, they would be within industry norms for projects in similar settings in Mexico.

Environmental Studies, Permitting and Social or Community Impact

Environmental Considerations

Environmental surveys and studies for the Project were completed in support of permit applications. Completed studies include climate, flora, fauna, air quality, noise, surface and groundwater quality. These were compiled by LLA into an environmental baseline report and submitted July 14, 2020 to the Ministry of Environment and Natural Resources of Mexico (SEMARNAT in the Spanish acronym).

Samples of waste rock from exploration drill holes and test pits in the FTSF footprint area were submitted for testing for acid rock drainage (ARD) and metals leaching (ML) potential.  Potentially leachable metals included barium and lead, but in concentrations that were well below the maximum allowable limits. The majority of samples showed no ARD potential; those samples that had elevated neutralization potential/acid potential ratios were still below SEMARNAT thresholds. Tailings samples generated from metallurgical testwork at SGS Lakefield were subjected to acid base accounting (ABA) and net acid generation (NAG) testwork. The majority of samples showed non-acid forming (NAF) characteristics in NAG testing.

No known environmental liabilities exist in the Project area from historical mining and processing operations. Soil and tailings testing were conducted as part of the overall sampling that has been ongoing at site. To date, there are no known contaminants in the soils. Water quality testing is currently ongoing through baseline environmental studies.

Permitting Considerations

SEMARNAT requires a number of studies be completed to support award of environmental permits to conduct exploration, or construct and operate a mine.  Given the Project setting, these include a Mining Exploration Permit, Environmental Impact Assessment (MIA in the Spanish acronym) and Change in Land Use (CUS in the Spanish acronym) permit. In addition to the SEMARNAT requirements, permits must also be obtained in certain instances from the Comisión Nacional del Agua (CONAGUA), Comisión de Ecología y Desarrollo Sustentable del Estado de Sonora (CEDES), Secretaría de la Defensa Nacional (SEDENA) and local municipal authorities. The final licence requirement is the environmental operating licence (LAU in the Spanish acronym). The LAU sets out operating conditions, including specifications around equipment and processes, production, air emissions, hazardous waste and water impact obligations.

LLA worked with its permitting team in Mexico to identify the key environmental permits and other Mexican regulatory permits required to construct and operate a mine in Sonora state, Mexico, and to identify which regulatory authorities grant such permits.  A total of 27 key permits were identified, of which 21 have been granted, four are pending, and the remaining two permits will be applied for in due course. Granted permits have varying terms, ranging from one year to unlimited terms. Permits will be renewed as required. LLA has all permits required to construct the underground infrastructure and process plant.

Closure Considerations

A Conceptual Closure Plan was prepared in general accordance with applicable Mexican standards.  Under Mexican law, mining may be initiated under a Conceptual Closure Plan with a Detailed Closure Plan being developed later in the Project life.

Wood prepared a conceptual closure cost estimate for the planned operation, using a combination of information derived from the Feasibility Study, drone imagery of existing facilities and landforms, a database of itemized costs from local contractors working on similar projects in the area, and assumptions derived from Wood's experience in mine closure. The estimated cost is approximately $3.4 M. Closure costs were assumed to be disbursed over a period of approximately three years, following the cessation of production.

Social Considerations

The Sonora Valley is an isolated community set in a region of rugged topography. The areas planned for mining activity are not visible from the local communities or from adjacent roads. As of November 2020, SilverCrest employed 85 people from the Sonora Valley. There are four main ejido groups that SilverCrest have been engaging with, three of which will be impacted by mining operations (Ejido Bamori, Ejido Arizpe, and Ejido Sinoquipe) and the fourth (Ejido Los Hoyos) will be impacted by the powerline. Impacts to Indigenous populations were examined. There are no indigenous populations located within 10 km of the Project.

A social baseline study, completed in 2019-2020, found key areas of community concern were: water usage, and water safety; a lack of information on the Project; concerns around an environmental incident in 2014 that was caused by a different mining company (100 km north of the Project); a wish to see improvements in the local infrastructure; that environmental safety and appropriate mine closure protocols should be in place to protect the region at the end of the LOM; and job creation with a focus on opportunities being made available for women.

In early 2020, SilverCrest engaged two third-party consultants to complete a materiality assessment designed to identify the key risks facing the company including potential risks relating to SilverCrest's relationship with, and impact on, local communities. A detailed stakeholder analysis was completed. Key findings were centered around climate and water risks, community health issues (mining, food, water), environmental safety of the local river and agriculture, employment opportunities, a desire for improved infrastructure (sports, recreation, health) and a concern regarding a potential influx of people from outside the community taxing local infrastructure.  The materiality assessment results will be the basis of a company-wide Environmental and Social Management System.

SilverCrest has formalized a communication strategy that employs direct outreach, social media, company-generated videos, flyers, posters and workshops. SilverCrest has set up a whistleblower policy and hotline and, at the Report effective date, was in the process of finalizing a grievance mechanism process.

SilverCrest joined the Sonoran Mining Cluster, an organization consisting of mining companies based in Sonora, that aims to share best practices on social license concerns, innovation, sustainability, community relations and responsible mining.

SilverCrest is one of the major sponsors in a non-profit organization (Impulso Koria A.C.) located in Arizpe. Impulso Koria's objectives include supporting local infrastructure, education and health care needs. SilverCrest communicates with Impulso Koria representatives on a regular basis as part of local CSR efforts.

Capital and Operating Costs

Capital Cost Estimates

The capital cost estimate was prepared with a base date of Q3-2020, except for Owner's costs that were based on Q4-2020. The accuracy range of the capital cost estimate is ±15%.  The estimate assumes US$1:CAD1.325, and US$1:MXN20.00.  Pre-production costs (operating costs) were not included in the initial capital cost estimates.

Project LOM capital costs total $265.0 M, consisting of:

  Initial capital costs: include all costs required to construct the surface facilities and underground development required to commence a 1,250 t/d operation. The remaining initial capital cost is estimated to be $137.7 M after the subtraction of $25.8 M of sunk capital expensed in 2020 (from a total of $163.5 M). The sunk capital was expensed for initial earthworks, some surface infrastructure, initial and detailed engineering, procurement and contract management (EPCM) milestone payments to finance long-lead equipment item purchases;

    On December 31, 2020, SilverCrest signed an EPC lump sum turnkey price contract for $76.5 M to construct the process plant. Construction is expected to start in February 2021 with production start up in Q2-2022.

  Sustaining capital costs: include all the costs required to sustain operations, with the most significant component being underground mine development. Sustaining capital costs total $123.9 M over the LOM.

  Closure costs: include all of the costs required to close, reclaim, and complete ongoing monitoring of the mine once operations conclude. Closure costs total $3.4 M.

Initial capital costs are summarized in Table 0-8.

Table 0-8: Initial Capital Cost Summary

Project Scope	Total Cost ($ M)
Mine	27.7
Process plant	68.0
Tailings management	3.1
Infrastructure	23.3
Owners costs	18.2
Subtotal	140.3
Contingency	23.3
Total Initial Capital Cost	163.5
Sunk Capital	25.8
Total Initial Capital Cost (remaining)	137.7

Note: Totals may not add due to rounding.

Sustaining capital costs consisted of the direct costs of mine development, process plant, site infrastructure, FTSF development, and mobile equipment.

The sustaining capital cost estimate from the start of operations to the end of the LOM is provided in Table 0-9.

Table 0-9: Sustaining Capital Cost Summary ($ M)

Calendar Year	2022	2023	2024	2025	2026	2027	2028	2029	2030	LOM
Production Year	1	2	3	4	5	6	7	8	9
Process plant		1.4								1.4
Mobile equipment			0.3	0.3	0.3	0.3	0.3			1.3
Dry stack tailings						0.2	0.1			0.4
Mine	10.2	17.7	20.0	19.2	17.0	15.0	13.1	8.0	0.6	120.9
Total sustaining capital costs	10.2	19.1	20.2	19.4	17.2	15.5	13.5	8.0	0.6	123.9

Note: All numbers are rounded.

Operating Cost Estimates

The operating costs were completed in US dollars, unless specified, and where required were converted to US dollars using the same exchange rates as for the capital cost estimate.

The projected mine operating costs are $71.40 per tonne of material milled. The average LOM operating cost, at a design mill feed rate of 1,250 t/d, was estimated at $118.49/t of material milled. The operating cost is defined as the total direct operating costs including mining, processing, and G&A costs.

It was assumed that once construction is complete, operations personnel will reside in, or be available from nearby towns or villages. There would be no accommodation provided at site; Personnel will be transported to site by SilverCrest. It is assumed that the mining contractor would hire personnel throughout Mexico and be responsible for lodging and catering of those personnel.

The operating costs exclude doré shipping and refining charges. Costs associated with doré transport and refining were included in the financial analysis in the applied payabilities for gold and silver values recovered.

The operating cost estimate is provided in Table 0-10.

Table 0-10:  Operating Cost Summary

Area	LOM Average Operating Cost ($/t milled)
Mining	71.40*
Process and tailings management	31.69
G&A	15.40
Total LOM operating cost	118.49

Notes: * Includes stope development but excludes capitalized underground development.

Economic Analysis

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The economic information that is forward looking includes the following:

  Proven and Probable Mineral Reserves that have been modified from Measured and Indicated Mineral Resource estimates;

  Cash flow forecasts;

  Assumed commodity prices and exchange rates;

  Proposed mine and process production plan;

  Projected mining and process recovery rates;

  Ability to have doré refined on favourable terms;

  Proposed capital and operating costs;

  Assumptions as to closure costs and closure requirements; and,

  Assumptions as to environmental, permitting, and social risks.

Additional risks to the forward-looking information include:

  Changes to costs of production from what is assumed;

  Unrecognised environmental risks;

  Unanticipated reclamation expenses;

  Unexpected variations in quantity of mineralization, grade or recovery rates;

  Geotechnical or hydrogeological considerations during operations being different from what was assumed;

  Failure of mining methods to operate as anticipated;

  Failure of plant, equipment or processes to operate as anticipated;

  Changes to assumptions as to the availability and or generation of electrical power, and the power rates used in the operating cost estimates and financial analysis;

  Ability to maintain the social licence to operate;

  Accidents, labour disputes and other risks of the mining industry;

  Changes to interest rates, tax rates or applicable laws;

  Receipt of any required permits, beyond those already held by SilverCrest; and,

  Impacts to manpower availability and delays to the construction schedule due to the COIVID-19 global pandemic.

A pre- and post-tax economic analysis was completed on the basis of a discounted cash flow model featuring a 5% discount rate. The analysis used constant (real) 2020 US$ and the project cash flows were modelled in annual periods. The model assumed a 17-month physical construction period, and production period of 8.5 years, including the first year and final year that will see production for only a portion of those two years. Table 0-11 provides the LOM doré production forecast. Figure 0-3 illustrates the annual material movements.

Table 0-11:  LOM Doré Production Forecast

	Unit	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030
Mill Feed	kt	3,351	167	456	456	456	456	456	456	363	84
Mill Feed Grade	gpt Au	4.81	2.53	5.23	5.3	5.05	4.9	5.12	4.89	4.16	3.23
	gpt Ag	461	254	541	442	455	478	428	544	427	362
	gpt AgEq	879	474	996	903	893	904	873	968	789	643
Process Recovery	% Au	97.0	90.1	96.2	97.6	97.6	97.6	97.6	97.6	97.6	97.6
	% Ag	93.7	87.0	92.8	94.3	94.3	94.3	94.3	94.3	94.3	94.3
Production in Doré	koz Au	504	10	74	76	72	70	73	70	47	10
	koz Ag	46,629	1,004	7,367	6,116	6,291	6,608	5,920	7,524	4,695	1,104
	koz AgEq	90,392	1,912	13,786	12,715	12,571	12,708	12,284	13,602	8,812	2,002

Notes:

  The AgEq is based on Au:Ag ratio of 86.9:1, calculated using metal prices of $1,410/oz Au and $16.60/oz Ag, and metal recovery values of 96% Au and 94% Ag.
  All numbers are rounded.

Note: Figure prepared by SilverCrest, 2021.

Figure 0-3: Material Movement Schedule

The economic model was based on a gold price of $1,500/oz and a silver price of $19.00/oz.  The freight, and treatment and refining terms for the doré were based on local rates and industry standard terms, respectively.

Initial capital expenditures were based on the required construction and development beginning in 2021 and continuing until plant start-up is achieved in 2022; these initial expenditures also included underground development expenses. However, underground development and construction expenses incurred prior to January 2021 were not included in the financial model as these were considered sunk costs at the point of a construction decision. Total construction and development expenses considered sunk capital prior to January 2021 were estimated to total $25.8 M.

Sustaining capital costs were incorporated on a year-by-year basis over the LOM, and operating costs were deducted from gross revenue to estimate annual mine operating earnings.

Royalties and fees included the following:

  Government earnings before income, taxes, and depreciation and amortization (EBITDA) royalty of 7.5% of income less authorized deductions, applicable to mining companies;

  Extraordinary government NSR of 0.5%, applicable to gold and silver operations;

  Concession fees (included in G&A operating costs).

Working capital for the project in 2021 and 2022 was estimated at $25.6 M. This estimate was reached based on consideration of required inventory, and taxes and duties.

Allowable deductions were applied to cash flows based on estimated capital costs and expenses that SilverCrest has incurred to date, which include:

  Capital costs depreciated at 12%;

  Non-fixed development capital depreciated at 10%;

  Sustaining capital expenses, depreciated in the year expensed;

  Pre-development exploration costs of $91.5 M depreciated at a rate of 10%; and

  Historical net operating tax losses (NOLs) applied in 2023 of $55.9 M.

The resulting taxable income was estimated at $715.1 M. SilverCrest applied a tax rate of 30% to this amount over the LOM for an estimated tax amount of $214.5 M over the LOM. A review was completed with the NOLs excluded, and the Project economics remained positive.

No salvage value was assumed for any items. No consideration of financing was made. The model considers the cash flow only at an asset level and assumes 100% equity ownership. The economic analysis demonstrated that the mine plan had positive economics under the assumptions used. The Project post-tax net present value (NPV) at a 5% discount rate was estimated to be $486.3 M with an internal rate of return (IRR) of 52%. The Project would achieve payback in 1.0 years.

The production schedule was incorporated into a pre-tax financial model to develop the annual recovered metal production. The annual at-mine revenue contribution of each metal was determined by deducting the applicable treatment, refining, and transportation charges (from mine site to market) from gross revenue.

The pre- and post-tax cash flows were based on 90.3 M payable ounces of AgEq (based on gold to silver conversion ratio of 86.9 to 1 gold). A project financial summary is shown in Table 0-12.

Table 0-12: Economic Analysis Summary

Project Metric	Unit	Value
Gold Price		$1,500
Silver Price		$19.00
Mine Life	Year	8.5
Nominal Process Capacity	t/d	1,250
Average Annual Gold Production (LOM)	koz Au	55.96
Average Annual Silver Production (LOM)	koz Ag	5,181
Average Annual Silver Equivalent Production (LOM)	koz AgEq	10,044
Average Annual Gold Production (2023-2029)	koz Au	68.97
Average Annual Silver Production (2023-2029)	koz Ag	6,360
Average Annual Silver Equivalent Production (2023-2029)	koz AgEq	12,354
Initial Capital Expenditure	$M	137.7
LOM Sustaining Capital Expenditure	$M	123.9
LOM C1 Cash Costs (LOM)	$/oz AgEq	4.40
LOM C1 Cash Costs (2023-2029)	$/oz AgEq	4.13
Pre-Tax NPV (5%)	$M	655.9
Pre-Tax IRR	%	63

Project Metric	Unit	Value
Post-Tax NPV (5%)	$M	486.3
Post-Tax IRR	%	52
Undiscounted Post-Tax Cash Flow (LOM)	$M	656.4
Payback Period (undiscounted, post-tax cash flow)	Year	1.0

Note: C1 cash costs represent costs incurred at each processing stage, from mining through to recoverable metal delivered to market, less net by-product credits.

Sensitivity analysis was completed to evaluate the response of the project NPV and IRR to changes in assumptions on key inputs of metals prices, grades, and capital costs and operating costs. The post-tax results across a range of ±30% are shown in

Figure 0-4 and Figure 0-5. The Project is most sensitive to changes in metal prices, less sensitive to changes in capital and sustaining costs, and least sensitive to changes in operating capital costs. Grade sensitivity mirrors the sensitivity to metal prices. The base case metal prices of $1,500/oz Au and $19.00/oz Ag were used in this sensitivity analysis.

Note: Table prepared by SilverCrest, 2021.

Figure 0-4:  Post-tax NPV Sensitivities (base-case is bolded)

Note: Table prepared by SilverCrest, 2021.

Figure 0-5: Post-tax IRR Sensitivities (base-case- is bolded)

A sensitivity analysis was performed to assess the impact of changing gold and silver prices on the Project, as outlined in Figure 0-5. The base-case is bolded in Table 0-13 below.

Table 0-13: Economic Results for Different Metal Price Scenarios

Price Case	Gold Price ($/oz)	Silver Price ($/oz)	Post-Tax NPV 5% ($M)	Post-tax IRR (%)
Base Case	1,500	19.00	486.3	52
Three-year Trailing Average	1,788	17.73	530.7	55
Upside (Spot Case)	1,946	27.36	802.5	74
Downside (PEA Base Case Prices)	1,269	16.68	370.4	42

Note: Five-year Trailing prices and Spot Prices are based on data as of January 4, 2021. PEA Case is based on the pricing from the PEA report with effective date of May 15, 2019 and as amended July 8, 2019.

Risks

COVID-19

The major risk identified to construction of the process plant and infrastructure is disruption due to a COVID-19 outbreak on site or in the local community. To reduce the likelihood of this risk materializing, the construction workforce will be accommodated at the Project site and isolated from the local community. Access to and from site will be strictly controlled, including quarantine, and testing prior to authorising access to site, and ongoing randomized testing will continue to be implemented to site.

Mineral Resource Estimates

The drill sample spacing varies by vein and the classification of Mineral Resource estimates was assigned based on the level of confidence based on drill core sample spacing. Risk is associated with all classifications of Mineral Resource estimates; however, the greatest risk is associated with the Inferred Mineral Resource estimate.

There is a risk that the Mineral Resource estimate wireframes (>150 gpt AgEq) may be moderately biased with respect to the representative volume, and subsequent estimated tonnage and metal content. This potential bias could be where the wireframes extend somewhat too far into lower-grade (<150 gpt AgEq) assay areas of influence. When the first stope mining operation commences in each vein, a follow-up rolling reconciliation is recommended to allow for any mine call factor adjustments to be made.

Localized extremely high-grade samples were encountered in drill core sampling as part of the mineralization system.  Locally, this represents a risk in the accuracy of grade estimation for Mineral Resource and subsequent Mineral Reserve estimation, and to operational grade control.

Where only widely spaced sampling is available, the spatial extent of the high-grade mineralization may be uncertain.  This risk can be reduced through future close-range sampling to better delineate high-grade shoots within the vein systems, thereby allowing the highest-grade material to be domained to constrain spatial influence of these samples within delineated shoots. Closely spaced pre-production definition drilling in combination with duplicate sampling protocols for high-grade samples should be implemented to mitigate excessive extrapolation of high-grade values and to better inform the local, short-range, grade variability.

Mineral Reserve Estimates and Mine Plan

The main risks that can affect the Mineral Reserves are the decrease in mining recovery and the increase in mining dilution due to the narrow veins that make up the deposit. To mitigate this risk, the mine ramp-up will be gradually increased to design level and stabilized in 2025.

There is a known void area in the Babicanora Central Zone that could cause recovery problems. Although the general area is known, the exact size and geometry of the void area is unknown. To mitigate the possible impact of this risk, mining recovery was tested in Q3 and Q4 2020 with successful results. This area will require additional backfilling and grade monitoring during operations.

Historical excavations may be encountered during mining. To mitigate this risk, a test hole program will be needed during development and stoping.

A portion of the mine will require stringent measures to maintain/control good ground conditions. In addition, the mine plan requires a significant amount of development and a portion of production will rely on lower-productivity mining methods. This combination of factors represents a risk to ensure the plant operates at its designed capacity. Planned mitigation measures include early commencement of development to provide information on ground conditions, productivity, costs, and mining methods; early hire of site management personnel; stockpiling material so that the plant has an early supply of material for treatment; and gradual ramp-up.

Metallurgical Testwork and Recovery Plan

There is a risk that spikes of high clay/mica content material, with poor settling and filtration characteristics, may occur in the process plant and cause reduced capacity through the tailings filters. During detailed design, SilverCrest can further characterise the mineralized material types and identify areas that have high clay/mica contents and thus will be able to better plan for the treatment of these materials in the plant.

When treating very high-grade silver-gold-copper grades that require high cyanide and zinc reagent additions, there is potential for impurities to build up in the recirculating process water. To mitigate this, the cyanide detoxification circuit was designed to treat an additional barren bleed stream to purge impurities from the process water.

There is a risk that a larger portion of the tailings could exhibit higher clay contents than anticipated.  This could translate into greater moisture than the target at the filter plant and longer times and greater effort to process and compact the filtered tailings at the FTSF. This risk will be mitigated by providing sufficient area for the FTSF, in the early stages of stacking, where tailings that do not meet the design specifications or higher clay content tailings can be temporarily placed in the interior portion of the FTSF. Filtered tailings could then be extended and compacted when conditions allow without the need to stop tailings disposal.  This design assumed that an additional facility, the NW FTSF, could be used as an alternative for temporary, non-specification tailings storage.

Opportunities

Exploration and Mineral Resource Estimates

The most significant upside is the potential for conversion of Inferred Resources to Indicated Resources and possible Reserves, conversion of excluded Indicated Resources to Reserves, and discovery of additional mineralization that may support Mineral Resource estimation.

Inferred Mineral Resources are estimated at 1.24 Mt grading 4.35 gpt Au, and 367 gpt Ag, or 745 gpt AgEq, for 29.7 Moz AgEq.  The majority of these resources is located in the Babi Vista Vein Splay, Granaditas 1 and 2 veins, El Muerto Zone and the Babicanora Norte Vein. The most significant potential for adding resources and reserves is the Babi Vista Vein Splay with an estimated 211.4 kt grading 13.00 gpt Au and 909 gpt Ag, or 2,039 gpt AgEq for 13.85 Moz AgEq in Inferred Resources.

Indicated Mineral Resources that were not used for vein reserve calculation, not converted to Mineral Reserves, nor included in the Feasibility Study mine plan are estimated at 14.8 Moz AgEq (14.8 Moz 1.04 X 86.9 + 102.9 = 193 gpt AgEq) contained in 2.4 Mt at 1.04 gpt Au and 102.9 gpt Ag, and are either adjacent or proximate to the proposed mine plan. The most significant of these is the Babicanora Main Vein which has an estimated excluded Indicated Resource of 7.0 Moz Ag Eq contained in 1.0 Mt at 1.18 gpt Au and 108.6 gpt Ag or 8.41 Moz AgEq.

Through October 16, 2020, 45 veins had been identified, but only 21 of those veins have had sufficient drilling to support at least an Inferred Mineral Resource estimate. Surface exploration and drill-testing has identified over 30 km of potential vein strike length that remains to be tested. Future drilling should focus on step-out drilling within the known mineralization zones and testing deeper host lithologies, parallel veins and newly identified areas that had limited historical workings.

In some areas of the deposit, bulk densities are higher than the 2.55 t/m3 value used in Mineral Resource and Mineral Reserve estimation. If higher bulk densities are confirmed, there is potential to slightly increase the tonnages in the estimates.

Mine Plan

With the mine expected to showcase good ground conditions and cemented rock fill being employed in mined-out stopes, there is potential that some pillars could be recovered.

Positive exploration drilling results may present an opportunity for further optimization of the mine design and schedule ahead of commercial production. Several of the high priority exploration opportunities are within or close to the proposed footprint of underground development.

Recovery Plan

While additional studies and engineering would be required to execute a future plant expansion; conceptually, such an expansion could be achieved through the addition of a ball mill, pebble crusher and additional flotation capacity.

Interpretation and Conclusion

Under the assumptions and parameters discussed in the Report, the Project shows positive economics.

On the basis of the Project's positive economics, SilverCrest elected to proceed with construction and entered into an EPC agreement for delivery of the process plant and associated infrastructure.

Recommendations

A two-phase program is recommended.  The work recommended in the first phase relates to additional drilling, comprising infill and step-out drilling in the area where Mineral Resources have been estimated. This work includes exploration expansion and infill drilling based on already defined Inferred Resources for potential re-classification. The second phase focuses on studies including additional metallurgical testwork to identify areas of high mica/clay content in the veins in the mine plan, additional bulk density measurements, and updating the Mineral Resource and Mineral Reserve estimate using results of drilling, bulk density and geometallurgical testwork.

The majority of the second work phase can be completed in conjunction with the first work phase.  A portion of the density determination, scanned using a portable shortwave infrared (SWIR), work suggested in Phase 2 requires channel samples from the in-vein development.  Resource estimation would be completed once results of the Phase 1 drilling are available and would be updated to incorporate information from the proposed density and SWIR programs as those data became available.

The Phase 1 work program is estimated at $39 M. The Phase 2 program is estimated at $235,000.

APPENDIX B

AUDIT COMMITTEE CHARTER

A. PURPOSE

The primary function of the audit committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes.

The Committee's primary duties and responsibilities are to:

  serve as an independent and objective party to oversee the Company's accounting and financial reporting processes and internal control system, and compliance with ethical standards adopted by the Company;

  oversee the quality and integrity of the Company's financial statements;

  oversee, review and appraise the qualifications, performance and independence of the Company's external auditor; and

  oversee the Company's compliance with legal and regulatory requirements.

 Consistent with its function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee should also provide for an open avenue of communication among the Company's external auditor, financial and senior management, and the Board.

B. COMPOSITION

1. The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be "independent" directors in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and the stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the NYSE American LLC (collectively, "Securities Laws"), subject to any exemptions provided thereunder.

2. Each member of the Committee shall satisfy the financial literacy and experience requirements of Securities Laws as determined by the Board, except as permitted by applicable securities regulatory guidelines. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's statement of financial position, statement of profit and loss and other comprehensive income and statement of cash flows. At least one member of the Committee must be financially sophisticated within the meaning of Rule 803B of the NYSE American LLC Company Guide and must be an "audit committee financial expert" as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

3. The determination as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

4. The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders' meeting and shall serve until the next annual shareholders' meeting or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

C. MEETINGS

1. Except as expressly provided in this Charter, the Articles of the Company or applicable Securities Laws, the Committee shall fix its own rules of procedure.

2. In order to discharge its responsibilities, the Committee shall establish a schedule of meetings on an annual basis (with meetings at least quarterly, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements) and shall otherwise meet at such times as the Chair of the Committee shall designate.

3. As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer and, in a separate session, with the external auditor.

4. At all meetings of the Committee, the presence of a majority of the members will constitute a quorum for the transaction of the business and the vote of a majority of the members present shall be the act of the Committee. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

5. Members of the Committee may participate in a meeting of the Committee by conference telephone or similar communications equipment by means of which all people participating in the meeting can hear each other and participation in such a meeting will constitute presence in person at such a meeting.

6. Any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of its members consent in writing to the action and such writing is filed with the records of proceedings of the Committee.

7. Directors not on the Committee may attend meetings at their discretion. At the invitation of the Chair of the Committee, members of management and outside consultants shall attend Committee meetings.

8. The Chair shall develop and set the Committee's agenda in consultation with other members of the Committee and Company management, as necessary. The agenda and any supporting material shall be communicated to members in advance to the extent practical to permit meaningful review.

9. The Committee shall maintain minutes of meetings and report to the Board on significant matters arising at Committee meetings at the next scheduled meeting of the Board.

D. AUTHORITY

1. The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

2. In carrying out its duties and responsibilities, the Committee shall have full and free access to officers and employees of the Company and its books and records. Any meetings or contacts that the Committee wishes to initiate may be arranged through the CEO or the Corporate Secretary or directly by the Chair or other member of the Committee. The Committee will use its judgment to ensure that any such contact is not disruptive to the business operations of the Company.

3. The Company will provide appropriate funding, as determined by the Committee, for payment of: (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

E. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

1. Financial Reporting

(a) In collaboration with management and the independent auditor, review and approve (or recommend to the Board for approval)  the Company's annual and interim  financial statements, management's discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(b) review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP or IFRS methods on the financial statements;

(c) review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(d) ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

(e) review and approve (or recommend to the Board for approval), prior to public release, such other public disclosures with respect to financial information including guidance, prospectus, annual information form, annual report, management information circular, material change report, as the Committee considers appropriate.

2. External Auditor

 "External auditor" as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

(a) review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b) obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company consistent with The Public Company Accounting Oversight Board Rule 3526;

(c) review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d) appoint, retain and replace the external auditor to be nominated annually for shareholder approval;

(e) determine the compensation to be paid to the external auditor;

(f) Assess the independence of the external auditor, receive the report of the independent auditor and review the resolution of disagreements between management and the external auditor regarding financial reporting;

(g) at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

(h) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i) review with the external auditor the audit plan for the year-end financial statements; and

(j) pre-approve all non-audit-related services and the fees and other compensation related thereto provided by the Company's external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee's first scheduled meeting following such pre- approval.  Pre-approval of non-audit services is satisfied if:

(i) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company's external auditor during the fiscal year in which the services are provided;

(ii) the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii) the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3. Financial Reporting Processes, Accounting Policies and Internal Control Structure

(a) in consultation with the external auditor, review with management the integrity of the Company's financial reporting process, both internal and external;

(b) periodically review the adequacy and effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting, including any significant deficiencies and significant changes in internal controls;

(c) consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

(d) consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditor and management;

(e) review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(f) following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(g) review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(h) review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(i) review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(j) receive and review any disclosure from the Company's Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company's quarterly and annual financial statements, regarding:

(i) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data; and

(ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

(k) establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(l) establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(m) review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company; and

(n) review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

4. Ethical Compliance, Legal Compliance and Risk Management

(a) periodically review and recommend changes to the Board of the Company's Code of Business Conduct and Ethics (the "Code"), monitor compliance with the Code, investigate any alleged breach or violation of the Code that is reported to it and enforce the provisions of the Code. The Committee shall consider any requests for waivers from the Code, provided that a waiver from the Code for directors or executive officers must be approved by the Board. The Company shall make prompt disclosure of such waivers of the Code to Canadian and U.S. securities regulatory authorities as required by law;

(b) review, with the Company's counsel, legal compliance and legal matters that could have a significant impact on the Company's financial statements;

(c) review with the Company's external auditors, and if necessary, legal counsel or other advisors, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

(d) assist the Board in fulfilling its risk oversight responsibilities by, among other things:

(i) ensuring that processes are in place to enable management to identify significant financial risks;

(ii) ensure that management establishes appropriate action plans to mitigate against such risks; and

(iii) monitoring management's implementation of such action plans;

(e) review the Company's insurance program on an annual basis, including the directors' and officers' (D&O) insurance and indemnities, and consider the adequacy of such coverage; and

(f) carry out a review of the Company's Whistleblower Policy in order to ensure that it effectively permits stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual.

5. Other Responsibilities

(a) review policies and procedures with respect to directors' and officers' expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(b) review expenses of the Board Chair, President, Chief Executive Officer and Chief Financial Officer annually;

(c) set compensation for (i) an external auditor engaged for the purpose of preparing an audit report or performing other audit review or attest services for the Company, (ii) any advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee;

(d) ensure that management periodically reviews the Company's information systems and cyber security strategies and programs, ensure management conducts periodic training for all employees and maintains adequate IT systems for conducting its business and cyber security protocols; and

(e) annually review and update, if applicable or necessary, this Audit Committee Charter.

F. LIMITATION OF RESPONSIBILITY

 While the Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with international financial reporting standards. This is the responsibility of management (with respect to whom the Committee performs an oversight function) and the external auditors.

G. GOVERNING LAW

 This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

H. EFFECTIVE DATE

 This Charter was approved and adopted by the Board on August 24, 2015, as amended on February 23, 2022, and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.